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07020433

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Bank for Africa PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04804

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED

JAN 1 9 2007

THOMSON FINANCIAL

OICF/BY: dlw

DATE: 1/19/07

United Bank for Africa Plc.
RC No. 2457

AR/S
9-30-06



2006 Annual Report & Accounts

LAGOS STATE GOVERNMENT
LAGOS METROPOLITAN AREA TRANSPORT AUTHORITY (LAMATA
LAGOS URBAN TRANSPORT PROJECT (LUTP))

CONSTRUCTION OF CONCRETE COVER SLAB ON DRAIN OF IKOTUN-IJEGUN ROAD

National Competitive Bidding (NCB)

Date: January 5, 2007 Contract/Bid No.: LAMATA/WB/NCB/2ND Yr/WW/008
IDA Credit No.: 3720 -0- UNI 1.

Invitation for Bids (IFB)

This Invitation for Bids follows the General Procurement Notice for this Project that appeared in Development Business, issue no. No.655 of May 1, 2005

The Lagos State Government has received credit from the International Development Association towards the cost of Lagos Urban Transport Project, and it intends to apply part of the proceeds of this credit to payments under the Contract for the Construction of Concrete Cover Slab on Drain in Ikotun-Ijegun Road

The Lagos Metropolitan Area Transport Authority (LAMATA) now invites sealed bids from eligible and qualified bidders for Contract for the Construction of Concrete Cover Slab on Drain of Ikotun Ijegun Road Contract No. LAMATA/WB/NCB/2ND Yr/WW/008. The Works consists of Construction of Concrete Cover Slab on Drain of Ikotun-Ijegun Road within the LAMATA road Network. The scope of works includes pre-casting of 11,500 pieces of reinforced concrete slab of 800mm x 600mm x 100mm without anchorage and 500 pieces with anchorage and placing of precast concrete slabs.

Bidding will be conducted through the National Competitive Bidding (NCB) procedures specified in the World Bank's Guidelines: Procurement under IBRD Loans and IDA Credits, and is open to all bidders from Eligible Source Countries as defined in the Bidding Documents.

Interested eligible bidders may obtain further information from Lagos Metropolitan Area Transport Authority and inspect the Bidding Documents at the address given below from 8 am to 4pm Mondays through Friday.

Qualifications requirements include:

a. Possession of experience as a Prime Contractor for at least the last five (5) years prior to the application submission deadline, and with work load should be at least 70% complete.

b. Minimum average annual turnover in construction works of at least Naira 120,000,000.00 (One Hundred and Twenty Million Naira only) in the last five years in works that have been successfully and substantially completed and that are similar to the proposed works under this Contract;

c. Project Manager with at least 15 years experience in Works of equivalent nature and volume;

d. Own a substantial proportion of the construction equipment required to successfully execute the Contract;

e. Provide Annual audited account for the last 3 years;

f. For the last five (5) years to demonstrate:

The current soundness of the applicant's financial position and its prospective long term profitability, and have Liquidity and/or evidence of access to or availability of confirmed positive credit facilities of not less than one (1) month's equivalent of the value in (b) above.

A margin of preference for eligible national contractors/joint ventures shall not be applied.

A complete set of Bidding Documents in English Language may be purchased by interested bidders on the submission of a written Application to the address below and upon payment of a non refundable fee of Twenty Thousand Naira or in its equivalent of US Dollars, in Bank draft payable to LAMATA for each complete set. Interested Bidders may obtain further information at the address below.

Bids must be delivered to the address below at or before 10.00 a.m. February 5, 2007. Electronic bidding shall not be permitted. Late bids will be rejected. Bids will be opened physically in the presence of the bidders' representatives who choose to attend in person at the address below.

All bids shall be accompanied by a Bid Security of Eight Hundred Thousand Naira only or an equivalent amount in US Dollars equivalent

The address referred to above is:

Managing Director,
Lagos Metropolitan Area Transport Authority (LAMATA)
Block C, 2nd floor, Motorways Center, 1, Motorways Avenue
Alausa, Ikeja, Lagos State
Telephone:234-1-2702778-82, Fax: 234-1-2702784
E-mail:advert@lamata-ng.com

UBA House, 57 Marina, Lagos
P.O. Box 2406 Tel. 2644651-700
info@ubagroup.com, Swift cod. UNAFNGLA

UBA

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 45th Annual General Meeting of United Bank for Africa Plc will be held at the Grand Hotel, 112 Nnebisi Road Asaba, on Wednesday January 31, 2007 at 11.00a.m. to transact the following business:

ORDINARY BUSINESS:

1. To receive the Audited Accounts for the period ended 30th September 2006, together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect / re-elect Directors.
4. To appoint Auditors.
5. To authorize the Directors to fix the remuneration of the Auditors.
6. To elect members of the Audit Committee.

SPECIAL BUSINESS:

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions:-

(i) "That the Directors having recommended that it is desirable to capitalize the sum of N706 million from the share premium of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 24th day of January 2007 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 1.412 billion of the unissued Ordinary Shares of 50k each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari-pasu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the period ended 30th September, 2006."

(ii) "Not withstanding Article 50 of the Articles of Association of the Bank that the Directors be and are hereby authorized to issue shares to increase the Bank's paid up share capital up to the sum of N 6 billion or by any fraction thereof by way of rights issues and/or fresh public issues in such proportions and timing and for such consideration as the Directors deem fit."

(iii) "That the Directors be and are hereby authorized to convert convertible loans from international investors into Ordinary Shares of the Bank on such terms and price as the Directors deem fit."

NOTES

1. **PROXY**
A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. To be valid, the proxy form must be duly stamped at the Stamp Duties Office and returned to the Registrar, UBA Registrars Limited, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **DIVIDEND WARRANTS**
If the dividend recommended by the Directors is approved, dividend warrants will be posted on February 2, 2007 to all shareholders whose names are registered in the Company's Register of Members at the close of business on January 24, 2007.

3. **CLOSURE OF REGISTER OF MEMBERS**
The Register of Members will be closed from January 22 to January 24 2007, both dates inclusive, for the purpose of paying the dividend.

4. **AUDIT COMMITTEE**
The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

Dated this 10th day of December, 2006

United Bank for Africa plc RC No. 2457 www.ubagroup.com

UBA

United Bank for Africa plc RC No: 2457

2006 ABRIDGED FINANCIAL STATEMENTS

BALANCE SHEET AS AT 30TH SEPTEMBER 2006

	GROUP		BANK	
	2006 N'm	2005 N'm	2006 N'm	2005 N'm
ASSETS				
Cash and short term funds	471,494	110,517	464,105	109,716
Treasury bills and government bonds	207,341	59,832	201,992	59,832
Investment in subsidiaries and associate companies	21	1,149	5,908	403
Other investments	26,576	1,044	7,122	1,044
Loans and advances	109,896	67,610	107,194	67,610
Other assets	35,618	4,455	32,694	4,169
Fixed assets	33,191	6,176	32,226	6,154
TOTAL ASSETS	884,137	250,783	851,241	248,928
LIABILITIES				
Deposit and current accounts	776,135	205,110	757,407	205,110
Other liabilities	47,784	19,068	35,118	18,998
Taxation payable	1,644	2,535	1,359	2,494
Deferred taxation	1,502	1,073	1,499	1,070
Dividend payable	7,102	1,878	7,102	1,878
Term loan	1,135	-	1,135	-
	835,302	229,664	803,620	229,550
BORROWINGS	-	1,676	-	1,676
CAPITAL AND RESERVES				
Called-up share capital	3,530	1,530	3,530	1,530
Share premium	23,209	-	23,209	-
Other reserves	10,565	17,913	9,651	16,172
Core capital	37,304	19,443	36,390	17,702
Fixed assets revaluation reserve	11,231	-	11,231	-
SHAREHOLDERS' FUNDS	48,535	19,443	47,621	17,702
Minority Interest	300	-	-	-
TOTAL LIABILITIES	884,137	250,783	851,241	248,928
Confirmed credits and other obligations on behalf of customers and customers' liability thereof	167,184	81,821	167,184	81,821

PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED 30TH SEPTEMBER 2006

	GROUP		BANK	
	18 Months ended 30 September 2006 N'm	12 Months ended 31 March 2005 N'm	18 Months ended 30 September 2006 N'm	12 Months ended 31 March 2005 N'm
Gross earnings	90,473	26,089	86,105	25,506
Profit on ordinary activities before taxation	12,811	6,520	12,514	6,239
Tax on profit on ordinary activities	(1,261)	(1,599)	(1,046)	(1,586)
Profit on ordinary activities after taxation	11,550	4,921	11,468	4,653
APPROPRIATIONS				
Transfer to statutory reserve	(1,720)	(697)	(1,720)	(697)
Reserve for Small Scale Industries	(1,147)	(624)	(1,147)	(624)
Proposed dividend	(7,060)	(1,836)	(7,060)	(1,836)
Retained profit transfered to general reserve	1,623	1,764	1,541	1,496

The financial statements were approved by the Board of Directors on 24th November 2006 and signed on its behalf by:

CHIEF KAYODE SOFOLA (SAN)
CHAIRMAN

ALH. BELLO GARBA
EXECUTIVE DIRECTOR

TONY O. ELUMELU (MFR)
GROUP MANAGING DIRECTOR/CEO

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF UNITED BANK FOR AFRICA PLC

We have audited the financial statements of United Bank for Africa Plc as at 30 September 2006 which have been prepared on the basis of the accounting policies on the financial statements.

Respective responsibilities of Directors and Auditors
In accordance with the Companies and Allied Matters Act, CAP C20 LFN 2004, the Bank's Directors are responsible for the preparation of the financial statements. Our responsibility is to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with the international standards on auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement.

However, in line with Central Bank of Nigeria circular BSD/24/2006 and upon receipt of Central Bank of Nigeria approval, the Bank charged the sum of N4.3billion against the general reserve representing restructuring cost arising from the merger. The Bank also wrote off the sum of N1.6 billion against the general reserve representing one-fifteenth of the warehoused risk assets of Continental Trust Bank Limited under recovery as approved by the Central Bank of Nigeria's letter referenced BSD/GS.T15/ STB/VOL 20/34 dated 29 December 2005. As stated in the note to the account, the assets of Continental Trust Bank Limited of N24.4billion were warehoused by the Bank for on going recovery. N1.6billion of this amount was written off during the period.

Had these merger related amounts been charged to the profit and loss accounts, the profit before tax would have been reduced by N5.9billion.

We also draw your attention to the note in the financial statements in respect of goodwill on consolidation that was charged to the special reserve account created from the share premium account.

In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Bank's accounting records have been properly kept.

Opinion
Except for the effect of the amounts charged directly to the general reserve, in our opinion the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with Statement of Accounting Standards issued by the Nigerian Accounting Standards Board and relevant International Accounting Standards, give a true and fair view of the state of affairs of the Bank at 30 September 2006 and of the profit and cash flows for the period ended on that date, and have been properly prepared in accordance with the Companies and Allied Matters Act, CAP C20 LFN 2004, the Banks and Other Financial Institutions Act, CAP B3 LFN 2004.

Other reporting responsibilities
The bank has complied with the requirements of the relevant circulars issued by Central Bank of Nigeria.

In accordance with circular BSD/1/2004 issued by the Central Bank of Nigeria, details of insider-related credits are as disclosed in the note to the accounts.

The Bank did not contravene any section of the Banks and Other Financial Institutions Act CAP B3 LFN 2004.

Akintola Williams Deloitte
Chartered Accountants
Lagos
24 November 2006

The wise choice within reach

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, AFFAIRS COMM

Form C 07

RC:NO 2457

C 24164

COMPANIES AND ALLIED MATTERS ACT 1990

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
06 DEC 2006
ASSESSED BY
NAME
SIGN

CORPORATE AFFAIRS COMMISSION
VERIFICATION
06 DEC 2006
APPROVED BY
Name
Sign

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

NAME	UNITED BANK FOR AFRICA PLC
OF	
COMPANY	LIMITED

Presented by:

Name: MICHAEL MADOGHWE, ESQ

Address: c/o 7, YETUNDE BROWN STREET, IFAKO - GBAGADA, LAGOS

Corporate Affairs Commission
Certified True Copy
08 DEC 2006
Name
Designation
Signature

6/12/06 10:30

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
5, BABAFEMI OSOBA CRESCENT, LEKKI LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHAR INVESTMENT	1949	NO CHANGE
18A, MEKWUEN STREET IKOYI, LAGOS	GMD/CHIEF EXECUTIVE OFFICER, UBA PLC	1963	NO CHANGE
1, MCGREGOR ROAD IKOYI, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953	NO CHANGE
9, REMI SHOFOLUWE ST MAGODO GRA, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	NO CHANGE
1, IROCHE STREET LEKKI PHASE 1,LAGOS	EXECUTIVE DIRECTOR UBA PLC	1959	NO CHANGE
44, ADEBAYO DOHERTY LEKKI PHASE 1,LAGOS	EXECUTIVE DIRECTOR UBA PLC	1962	NO CHANGE
HOUSE M45, ROAD 22, VGC, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1965	NO CHANGE
3, SOLOMON CLOSE VICTORIA ISLAND LAGOS	EXECUTIVE DIRECTOR UBA PLC	1967	NO CHANGE
7, MISSISSIPI CRESCENT, ABUJA	EXECUTIVE DIRECTOR UBA PLC	1956	NO CHANGE
25A, TONY EROMOSELE STR. PARKVIEW ESTATE IKOYI - LAGOS	DIRECTOR, UBA PLC COUNTER TRUST SECURITIES, KMC INV LTD, UNITED TELESYS LIMITED	1963	NO CHANGE
2, ISLAND WAY DOLPHIN ESTATE IKOYI, LAGOS	DIRECTOR, UBA PLC & CONSOLIDATED TRUST FUNDS LIMITED	1928	NO CHANGE

Corporate Affairs Commission
Certified True Copy
0 8 DEC 2008
Name........
Designation........
Signature........

Signature { ________ Director
________ Director Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be listed on a separate statements attached to this return.

RESERVED FOR BINDING

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MR. TONY O. ELUMELU, MFR	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
GODWIN IZE-IYAMU	NONE	NIGERIAN
SUZANNE OLUFUNKE IROCHE	NONE	NIGERIAN
PHILLIPS ODUOZA	NONE	NIGERIAN
VICTOR OSADOLOR	NONE	NIGERIAN
CHIKA MATTHIAS MORDI	NONE	NIGERIAN
FAITH TUEDOR-MATTHEWS	NONE	NIGERIAN
JUNAID DIKKO	NONE	NIGERIAN
CHIEF ISRAEL C. OGBUE	NONE	NIGERIAN

Corporate Affairs Commission
Certified True Copy
08 DEC 2006
Name.........
Designation.........
Signature.........

RESERVED FOR BINDING

Dated the 22ND day of MARCH 2006

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WANE ABUJA

Form C. 07

RC:NO 2457

C 24165

CORP. AFFAIRS COMM. — 9 DEC 2005 — Sign — COMPLIANCE DEP. CONTROL

COMPANIES AND ALLIED MATTERS ACT 1990

CORPORATE AFFAIRS COMMISSION VERIFICATION 06 DEC 2006 APPROVED BY Name Sign

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

NAME OF COMPANY UNITED BANK FOR AFRICA PLC **LIMITED**

Corporate Affairs Commission
Certified True Copy
08 DEC 2006
Name.....
Designation.....
Signature.....

Presented by: MICHAEL MADOGHWE, ESQ

Name

c/o 7, YETUNDE BROWN STREET

Address

IFAKO - GBAGADA, LAGOS

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
19, WAREHOUSE ROAD APAPA, LAGOS	DIRECTOR, UBA PLC & INFANT JESUS ACADEMY	1947	NO CHANGE
8, IRIEBE STREET D-LINE, PORTHARCOURT RIVERS STATE	DIRECTOR, UBA PLC	1939	NO CHANGE
6-8 BISHOPGATE LONDON, EC2N 4DA	DIRECTOR, UBA PLC & BT INT. (NIG) LTD	1948	NO CHANGE
VIA DELL' ABADIA 5 53100 SIENA ITALY	DIRECTOR, UBA PLC	1951	APPOINTED WITH EFFECT FROM DECEMBER 8, 2005

6/12

Corporate Affairs Commission
Certified True Copy
08 DEC 2006
Name.........
Designation.........
Signature.........

Signature { ______ Director
______ Director ~~Secretary~~

If the space provided in the form is insufficient, particulars of other directorshipshould be listed on a separate statements attached to this return.

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
ROSE ADA OKWECHIME	NONE	NIGERIAN
CHIEF. FERDINAND ALABRABA	NONE	NIGERIAN
WILLY KROEGER	NONE	GERMAN
PAOLO DI MARTINO	NONE	ITALIAN

CORPORATE AFFAIRS COMMISSION VERIFICATION 08 DEC 2006 APPROVED BY Name Sign

Corporate Affairs Commission Certified True Copy 08 DEC 2006 Name........ Designation........ Signature........

RESERVED FOR BINDING

Dated the 22ND day of MARCH 2006

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

COMPLIANCE WITH SECTION 636(1) OF THE COMPANY AND ALLIED MATTERS ACT, 1990
SCHEDULE 14

N 6,700 PS

The share capital is N6,000,000,000 divided into 12,000,000,000 Shares of 50k each
The number of shares issued is 7,060,000,000
Calls to the amount of 50k per share have been made under which the sum of N3,530,000,000 has been received.
The liabilities of the company on the Thirtieth day of June 2006 were:

Debt owing to sundry persons by the company:-	N'000
On Judgement N...............................	-
On Specialty N................................	-
On Notes or Bills N............................	-
On Simple Contracts, Borrowing From non Banks	N 432,006,049
On Estimated Liabilities N..........	-

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
02 AUG 2006
ASSESSED BY

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 30th June 2006)	N' 000
Treasury Bills	80,064,429
CBN Certicates	-
Bonds	26,500,000
Other securities	-
	106,564,429

Corporate Affairs Commission
Certified True Copy
02 AUG 2006
Name
Designation
Signature

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY

CASH	
Cash	8,910,067
Balance with Bankers	123,727,911
Money at call with other banks (in Nigeria and Abroad)	90,049,831
Negotiable certificate of deposit	-
	222,687,809

Included in the balances with and Cheques in the course of collection on other banks (in Nigeria and Abroad) are: CBN Cash Reserve Account **N19,625,854,000 and CBN Current Account **N5,974,101,000**

DATED THE 1st DAY OF AUGUST 2006

DIRECTOR **COMPANY SECRETARY**

VISION

"To be the undisputed leading and dominant financial services institution in Africa."

MISSION

"To be a role model for African businesses by creating superior value for all our stakeholders, abiding by the utmost professional ethical standards, and by building an enduring institution."



Core Values

Humility

Synonymous with meekness and a belief that the "Customer is King", our products and services cover every segment of the market. At UBA, staff are taught not to despise small beginnings. By a deliberate business philosophy, numerous start-ups and new business initiatives have been supported from incubation to maturity.


HUMILITY.

Empathy


EMPATHY.

Knowledge of the customer and intimate understanding of their businesses is an integral part of the Group's marketing strategy, and this is done with a view to developing mutually beneficial and enduring relationships. We are constantly driven by a strong desire to assist our customers in their efforts to create value. We partner with our customers in a way that reflects understanding and appreciation of their businesses.

Integrity

Every member of the UBA group is taught to uphold the virtues of moral excellence, honesty, wholeness and sincerity in all interactions with customers, service providers, fellow staff and all other stakeholders. This value has proven tremendously helpful in building the UBA brand.


INTEGRITY.

Resilience


RESILIENCE.

It is part of the culture in UBA to proactively conceptualise, design and develop products and services, which surpass the expectations of customers, no matter the odds. The Bank's innate strength also enables it to adapt to fast changing economic trends and cycles.

Contents

Group Financial Highlights 4

Corporate Profile 6

Corporate Information 7

Board of Directors 8

Alliances 9

Executive Committee 10

Executives and Other Principal Officers 11

Notice of Annual General Meeting 13

Chairman's Statement 15

Corporate Social Responsibility 17

Report of the Directors 19

Report of the Auditors 25

Report of the Audit Committee 26

Statement of Accounting Policies 27

Balance Sheet 30

Profit and Loss Account 31

Statement of Cash Flows 32

Notes to the Financial Statements 33

Group Statement of Value Added 55

Bank Statement of Value Added 56

Group Five Year Financial Summary 57

Bank Five Year Financial Summary 58

Shareholder's Information 59



Group Financial Highlights

	30 Sept. 2006 Nmillion	31 March 2005 Nmillion	Change %
PROFIT & LOSS ACCOUNT			
Gross earnings	[redacted]	26,089	247
Profit before taxation	[redacted]	6,520	96
Profit after taxation	[redacted]	4,921	135
Dividend	[redacted]	1,836	285
BALANCE SHEET			
Loans and advances	[redacted]	67,610	63
Deposits and current accounts	[redacted]	205,110	278
Share capital	[redacted]	1,530	131
Shareholders' funds	[redacted]	19,443	150
Total assets plus contingents	[redacted]	332,604	216
PER SHARE DATA			
Earnings - basic (kobo)	[redacted]	263	(29)
Dividend (kobo)	[redacted]	60	67
Dividend cover (times)	[redacted]	3	(39)
Net assets (kobo)	[redacted]	635	8
Stock exchange quotation (N)	[redacted]	10.00	137
Number of employees	[redacted]	3,787	23
Number of shares in issue (in million)	[redacted]	3,060	131

Group Financial Highlights



Shareholders' Funds (N'b)
10.6
14.9
19.5
19.4
48.5
2002
2003
2004
2005
2006



Profit before tax (N'b)
2.5
5
6
6
12.8
2002
2003
2004
2005
2006



Gross Earnings (N'b)
22.5
24.2
24.5
26.1
90.4
2002
2003
2004
2005
2006



Profit after tax (N'b)
1.6
3.2
4.5
11.6
2002
2003
2004
2005
2006



Total Deposit (N'b)
142.4
2002
2003
2004
2005
2006



Total Assets and Contingents (N'b)
2002
2003
2004
2005
2006

LEADERSHIP

From its towering headquarters building located at the Marina, the heart of the central business district of Lagos, the commercial capital of Nigeria, United Bank for Africa (UBA) Plc bestrides the Nigerian banking landscape like a colossus. Established in 1961, it is the largest financial services Group in Nigeria and West Africa, with a balance sheet size in excess of N1trillion, the first Nigerian Bank ever to achieve this feat in the Nigerian and West African banking industry.

UBA has grown from more than just a bank to a one-stop-shop financial services institution, providing solutions to more than 6 million core and walk-in customers through its expansive retail network of over 460 business offices. Having presence in all the commercial centers and major cities in Nigeria, UBA is often referred to as the neighborhood bank, which aligns with the bank's strategic intent and brand strap *"the wise choice within reach"*. UBA's aim is to deliver what the customer wants and expects; closeness and proximity, choice, convenience and customization.

HISTORIC MILESTONES

Founded over 45 years ago, UBA was the first Nigerian Bank to be listed on The Nigerian Stock Exchange by way of an IPO in 1970. The bank was also the first to issue a Global Depositary Receipt (GDR) which has attracted significant foreign investment. In 2005, UBA merged with Standard Trust Bank Plc in advance of the reform-induced banking consolidation, the first successful merger in the Nigerian banking industry, creating the current UBA Plc. Today the consolidated UBA is the largest financial services institution in Nigeria and West Africa, operating out of two of the most vibrant economies in the sub-region – Nigeria and Ghana. UBA also has presence in New York and in the Cayman Islands.

Other historic and significant milestones in UBA's history include:

- The only African bank to have presence in the United States.
- Excellent credit ratings (short and long term) i.e. Global Credit Rating AA+ (Long Term) & A1+ (Short Term) in 2005.
- Consistent and solid financial performance in its 45-year history since it began business in 1961.
- Winning the Euromoney 2000 Award for Excellence as Best Domestic Bank in Nigeria.
- First Nigerian bank to introduce a cheque guarantee scheme known as UBACARD in 1986.
- First among international banks to be registered under the Nigerian law.
- Voted as Merger & Acquisition of the year 2006 by one of Nigeria's foremost daily newspapers, This Day.
- Voted as Bank of the year 2005 by Nigeria's daily newspaper, News Day.

CORPORATE IDENTITY

The UBA logo is distinct and recognizable anywhere in Nigeria and West Africa and indeed every where the bank has presence. It is simple, elegant, vibrant and memorable, combining the mustard seed of the old Standard Trust Bank and typographic execution of the old UBA.

The brand identity is in an attractive and distinctive red and white. The red is energetic, dynamic, innovative and impactful, representing excitement, strength and boldness, which aligns with our ambitious aspirations. The white represents brightness and clarity of focus and bespeaks of our integrity and professionalism.

The mustard seed reflects fertility, development and sustained growth. It also connotes deep personal relationships based on the spirit of giving, sharing and mutualism.

Corporate Information

DIRECTORS:

Kayode Sofola, SAN	Chairman
Ferdinand Alabraba	Vice Chairman
Tony O. Elumelu, MFR	Group Managing Director/Chief Executive Officer
Bello Garba	
Chika M. Mordi	
Faith Tuedor- Matthews (Mrs)	
Godwin Ize-Iyamu	
Israel C. Ogbue	
Paolo Di Martino (Italian)	
Phillips Oduoza	
Rose A. Okwechime (Mrs)	
Suzanne Soboyejo-Iroche (Mrs)	
Victor Osadolor	
Willy Kroeger (German)	

COMPANY SECRETARY:

Aidevo Odu- Thomas (Mrs)

REGISTERED NO:

RC No : 2457

REGISTERED OFFICE:

UBA House, 57 Marina, Lagos, Nigeria.

AUDITORS:

Akintola Williams Deloitte
(Chartered Accountants)
235, Ikorodu Road,
Ilupeju,
Lagos, Nigeria

REGISTRARS:

UBA Registrars Limited
Raymond House
95/105 Broad Street,
Lagos, Nigeria .

Board of Directors


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1. **KAYODE SOFOLA, SAN**
   Chairman
2. **FERDINAND ALABRABA**
   Vice Chairman
3. **TONY O. ELUMELU, MFR**
   Group Managing Director/CEO
4. **CHIKA M. MORDI**
   Executive Director
5. **FAITH TUEDOR- MATTHEWS (MRS)**
   Executive Director
6. **BELLO GARBA**
   Executive Director
7. **GODWIN IZE-IYAMU**
   Executive Director
8. **ISRAEL C. OGBUE**
   Director
9. **ROSE A. OKWECHIME (MRS)**
   Director
10. **SUZANNE SOBOYEJO-IROCHE (MRS)**
    Executive Director
11. **VICTOR OSADOLOR**
    Executive Director
12. **WILLY KROEGER**
    Director
13. **PHILLIPS ODUOZA**
    Executive Director
14. **PAOLO DI MARTINO**
    Director

Alliances


VISA
Virgin
Travelex
MoneyGram
International Money Transfer
MasterCard
UBA MasterCard
UBS
MTN
X-Change
NORTH
AMERICAN
AIRLINES

Executive Committee


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1. **TONY ELUMELU**
   GMD/CEO

2. **BELLO GARBA**
   Executive Director & Head, North Bank

3. **CHIKA MORDI**
   Executive Director, Retail Banking

4. **PHILLIPS ODUOZA**
   Executive Director, Operations & Information Technology

5. **VICTOR OSADOLOR**
   Executive Director, Risk Management & Finance

6. **GODWIN IZE-IYAMU**
   Executive Director & Head, Lagos Bank

7. **FAITH TUEDOR-MATTHEWS (MRS.)**
   Executive Director & Head, Abuja Bank

8. **SUZANNE SOBOYEJO-IROCHE (MRS.)**
   Executive Director, Global Banking

9. **KENNEDY UZOKA**
   GM, Resources

10. **EMMANUEL NNOROM**
    GM, Group Executive Office

11. **RASHEED OLAOLUWA**
    GM, Corporate and Investment Banking

12. **HENRY AJAGBAWA**
    GM & Head, South Bank

13. **PAM Y. DACHOMO**
    Chief Credit Officer

14. **ADETUNJI ADENIYI**
    GM & Head, West Bank

15. **DAVID T. ISIAVWE**
    GM & Head, Corporate Audit & Compliance

16 **AIDEVO ODU-THOMAS (MRS.)**
   Company Secretary

Executives and Other Principal Officers

EXECUTIVE DIRECTORS	POSITION HELD
Tony O. Elumelu , MFR	Group Managing Director/Chief Executive Officer
Bello Garba	Executive Director & Head, North Bank
Chika M. Mordi	Executive Director, Retail Banking
Faith Tuedor-Matthews	Executive Director & Head, Abuja Bank
Godwin Ize-Iyamu	Executive Director & Head, Lagos Bank
Suzanne O. Iroche	Executive Director, Global Banking
Phillips Oduoza	Executive Director, Operations & Information Technology
Victor A. Osadolor	Executive Director, Risk Management and Finance
GENERAL MANAGERS	
Adekunle M. Adeosun	Regional Director- Lagos Mainland
Adetunji O. Adesida	Divisional Head, Credit Risk Management
Adetunji Adeniyi	GM & Head, West Bank
Babatunde O. Kasali	Regional Director, Apapa
David T. Isiavwe	GM & Head, Corporate Audit and Compliance
Emmanuel N. Nnorom	GM, Group Executive Office
Henry O. Ajagbawa	GM & Head, South Bank
Isabella E. Okagbue (Prof)	Divisional Head, Legal Services and Recoveries
Kennedy Uzoka	GM, Resources
Manasseh O. Zorto	Divisional Head, Transaction Services
Nnamdi Okonkwo	MD/CEO , UBA Ghana
Oluleke Ogunlewe	Divisional Head, Energy Bank
Oluwafemi O. Olaloku	Divisional Head, Information Technology
Oluwagbemiga O. Kuye	Divisional Head. Operations (Group wide)
Pam Y. Dachomo	Chief Credit Officer
Philip C. Ikeazor	Divisional Head, Corporate Bank
Rasheed A. Olaoluwa	GM, Corporate and Investment Banking
Sonnie Ayere	Divisional Head, Investment Bank

Executives and Other Principal Officers

DEPUTY GENERAL MANAGERS

Abba Yusufu-Katsina	Regional Director, North Central
Abdulqadir J. Bello	Deputy Chief Credit Officer- Corporate Lending
Abdulrahman Yinusa	Divisional Head, Asset Management
Abubakar Abba Bello	Divisional Head, Information , Communication & Technology
Aham K. Uko	Regional Director, Central- Rivers Region
Ayodeji Adigun	Divisional Head, Performance Management
Charles A. Oben	Divisional Head, Corporate Services
Christabel P. Onyejekwe	Regional Director, Lagos Island
Dan I. Okeke	Regional Director, Lower Benue
Feyisayo C.A. Ogoji	Regional Director, Core West
Gabriel O. Edgal	Group Head, Treasury
Gboyega R. Sadiq	Group Head, Lagos Bank Operations
Goddy O. Oki	Deputy Chief Credit Officer -Up Country Lending
Ibrahim Jega	Regional Director, North West
Imohimi Aig-Imoukhuede	Head, Loan Monitoring
Kubi H. M. Momoh	Group Head, Market Risk
Mohammed L. Balarabe	Divisional Head, Conglomerate & Other Manufacturing
Muyiwa A. Akinyemi	Group Head, Power & Downstream Oil
David I. Ojomo	Divisional Head, Collections
Babatunde O. Okeniyi	Chief Information Officer & Deputy Head –Information Technology
Olubunmi A. Akinremi	Deputy Head, New York Branch
Oluwatoyin F. Sanni	MD/CEO, UBA Trustees
Oluwatoyin Oyewo	Head, Transportation and Services
Oyeniyi A. Adebayo	Head, Retail Investment
Peter Iwegbu	Divisional Head, Electronic Banking
Manasseh T. Denga	Deputy Chief Credit Officer- Lagos/West
Timothy O.Banjoko	Regional Auditor, Lagos
Uche R. Ike	Group Head, South Bank Operations
Udochi A. Nwaodu	Group Head, Group Executive Office
Usman I. Isiaka	Regional Auditor, North

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 45th Annual General Meeting of United Bank for Africa Plc. will be held at the Grand Hotel, 112 Nnebisi Road Asaba, on Wednesday January 31, 2007 at 11.00 a.m. to transact the following business:

ORDINARY BUSINESS

1. To receive the Audited Accounts for the period ended 30th September 2006, together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect / re-elect Directors.
4. To appoint Auditors
5. To authorize the Directors to fix the remuneration of the Auditors.
6. To elect members of the Audit Committee.

SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions:

[1] "That the Directors having recommended that it is desirable to capitalize the sum of N706 million from the share premium of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 24th day of January 2007 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 1.412 billion of the unissued Ordinary Shares of 50k each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari-pasu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the period ended 30st September, 2006.'

[ii] "Not withstanding Article 50 of the Articles of Association of the Bank that the Directors be and are hereby authorized to issue shares to increase the Bank's paid up share capital up to the sum of N 6 billion or by any fraction thereof by way of rights issues and/ or fresh public issues in such proportions and timing and for such consideration as the Directors deem fit"

[iii] "That the Directors be and are hereby authorized to convert convertible loans from international investors into ordinary shares of the Bank on such terms and price as the Directors deem fit" .

NOTES

1. **PROXY**

   A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. To be valid, the proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, UBA Registrars Limited, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **DIVIDEND WARRANTS**

   If the dividend recommended by the Directors is approved, dividend warrants will be posted on February 2, 2007 to all shareholders whose names are registered in the Company's Register of Members at the close of business on January 24, 2007.

3. **CLOSURE OF REGISTER OF MEMBERS**

The Register of Members will be closed from January 22 to January 24 2007, both dates inclusive, for the purpose of paying the dividend.

4. **AUDIT COMMITTEE**

The Audit Committee consists of three shareholders and three Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

Dated this 10th day of December, 2006

The financial solutions Power house



Chairman's Statement



Distinguished Shareholders,

It is with great pleasure that I welcome you to the 45th Annual General Meeting (AGM) of our Bank and present to you a review of the environment in which our Bank operated over the 18-month period to September 30, 2006, our first financial year-end, post merger.

It is said that ***"Change is the only thing that is permanent"***. Indeed, years 2005 and 2006 have epitomized this. The global economy, domestic economy as well as Nigeria's Financial Services sector, witnessed rapid and fundamental changes these past 18 months.

OPERATING ENVIRONMENT

The Nigerian banking industry witnessed a massive consolidation exercise that gave rise to a reduction in the number of operators in the industry from 89 banks to 25 at the end of 2005. The banking consolidation exercise is one of the reform programmes of the present administration expected to usher in more capitalized, healthier and competitive banking institutions. As you are aware, our bank is the product of the merger between legacy Standard Trust Bank Plc and old United Bank for Africa Plc, and the subsequent acquisition of former Continental Trust Bank Ltd. We are happy to report that UBA Plc was the first to conclude the merger process as well as all integration matters arising. Today, this marriage has resulted in the creation of the largest financial services powerhouse in Nigeria and West Africa.

THE BUDGET FOR 2007

On October 12, 2006, the President, Olusegun Obasanjo, announced the nation's budget, which includes a major increase in expenditure estimates. He optimistically highlighted a benchmark oil price of US$40 per barrel, up 14.2% from the 2005 levels of US $35Per barrel; an exchange rate of ₦126/US$ with a budget deficit of ₦500billion or 2.9% of a higher GDP. It was also indicated that *domestic borrowing* would increase by ₦200billion and debt service cost to increase by 20% to ₦265billion, envisaging an aggressive bond issuance programme.

The 2007 budget focuses on infrastructure and human capital development, and is predicated on projected revenue to the federation account of ₦3.70 trillion, 4%

turn is based on an expected ₦2.8 trillion from the sale of crude oil, gas and associated distillates; ₦197 billion from excise duties; ₦45 billion from VAT and ₦23 billion from companies income tax.

NIGERIA: FUTURE OUTLOOK

Nigeria faces a period of considerable political uncertainty in the run-up to the next presidential and legislative elections, which are scheduled to be held in April 2007. This reflects the nature of the political system, where competition for office is intense. Already, most leading politicians have began to plan and actively campaign for what they anticipate to be a more open and closely contested election than was the case in either 1999 or 2003.

There is an expectation of economic growth to remain robust in the non-oil sector; on-going unrest in the Niger Delta will continue to constrain oil production in 2006, probably pushing down overall GDP growth to about 4.2%. However, with oil production set to pick up strongly in the second half of 2007, the growth rate should also rise up to about 5.6% in 2007. Nigeria being highly dependent on the global economy is vulnerable to shocks generated by the global economic system. The apparent slowdown in the growth of the world economy will affect imports from Nigeria, unless we succeed, early in 2007, in increasing the share of China in Nigeria's oil exports (away from the US, who are currently our major oil trading partner). China's economy is projected to continue to experience growth in 2007 and beyond.

Overall, we envisage a vibrant business environment in the ensuing year.

UBA GROUP

Operating Results

The Group's balance sheet size as at September 30, 2006 soared to **₦1.051 trillion,** representing a **216%** growth from the previous year's figure of ₦332.60billion. The gross earnings for the 18 month period grew by **247%** to hit **₦90.447bn** with Profit Before Tax (PBT) of **₦12.811billion** for the same period, an increase of **96%** compared with the previous year. Profit After Tax **(PAT)** stood at **₦11.550bilion,** with a growth rate of 135%.

Dividends

We are proposing a total dividend of **₦7.06billion** to be paid to shareholders, representing **₦1.00** per share, against **60k** paid last year. Further to our determination to satisfy our shareholders expectations, we are proposing a bonus issue of **₦706million**, which translates to an additional one UBA share for every five shares held. It is to be understood that these achievements were made against the substantial one-off expenditure arising from a robust merger and substantial integration and other costs.

CONCLUSION

Our strategy of diversifying our portfolio of businesses and geographies in which we compete, has proved to be sound and as such, our overall strategy would remain unchanged. During the course of the past 18 months, our Management Team has remained resilient in the face of the intense competitive pressures in the market place. I must therefore commend the staff and management of the Group for their exemplary contributions to ensuring a well orchestrated integration process, whilst maintaining focus on the business goals and objectives. To you all, I say "well done and keep up the good work!" while I wish you many more years of success.

Kayode Sofola, SAN
Chairman, Board of Directors

Corporate Social Responsibility

In line with the Bank's mission to be a role model for African businesses, abiding by the utmost professional and ethical standards, UBA Foundation was created to harness the Bank's commitment to Corporate Social Responsibility.

UBA Foundation focuses its resources in the following areas:

THE ENVIRONMENT

UBA Foundation has been very active in the environment sector for this financial year. For instance, UBAF's *CLEAN UP PROJECT* consisted of providing UBAF branded bins which were commissioned for distribution around the Lagos area. In addition, UBAF collaborated with LAWMA to maintain the surroundings of Eko Bridge descending to UBA House. Environment efforts have also been geared toward beautifying strategic points in Marina and Ikeja. Funds were provided to clean up and develop the Allen Avenue Roundabout Garden. The UBA House Garden is also currently under construction. Over N5 million has been spent on the development and construction of the UBA House and the Allen Avenue Roundabout Gardens.

The UBA Foundation is also involved in some conservation projects with the National Conservation Fund (NCF).

ECONOMIC EMPOWERMENT

As part of our efforts towards the economic empowerment of the Nation's restive youth arising out of unemployment, UBA Foundation reached out to "area boys" within the Marina area. The Foundation engaged some of the former street urchins in



UBA Foundation Lagos Cleaning Team

providing cleaning, gardening and other maintenance services around the UBA House Garden on a contractual basis. To date the Foundation has committed over N1 million to this initiative.

Furthermore, UBA Foundation is concluding arrangements with supportive donor organisations and agencies by which sustainable improvement will be made to the lives of the needy and under-privileged. Under this initiative, low-cost credit / start up capital will be sourced and provided for local and cottage industries, small scale factories, etc .

EDUCATION

UBAF recently partnered with Philips Consulting and MTN to set up the ***afroscholars.com*** web portal. The web portal will provide African students and young professionals who wish to further their education or advance their careers, with information on scholarships, admission procedures, and employment opportunities. In total, N17.6 million has been dedicated to the Afroscholar's project for this financial period.

SPECIAL PROJECTS

Under our special projects, donations have also been extensive within this reporting period. A Toyota Coaster bus was donated to Nnamdi Azikiwe University. N5 million was provided to Zamfara state government for the rebuilding of the collapsed Gusau Dam. More recently, a donation was made to the United Nation's Children's Fund (UNICEF) for its 60th Anniversary Cup Challenge.



Vice-Chancellor of Nnamdi Azikiwe University (wearing glasses), Awka Prof. Ilochi Okafor with Ms. Funlola Adewale, MD/CEO of UBA Foundation, during the donation ceremony of *a brand new 4-coaster bus to the university*

Report of the Directors

The Directors present their report together with the audited financial statements of the group for the period ended September 30, 2006.

1. RESULTS

	₦million	₦million
Profit before tax		12,811
Tax		(1,261)
Profit after tax		11,550
Less : Appropriations:		
Statutory Reserve	1,720	
Small Scale Industries Reserve	1,147	
Proposed Dividend	7,060	
		(9,927)
Transfer to General Reserve		1,623

2. LEGAL FORM

The Bank was incorporated in Nigeria as a limited liability company on 23rd February, 1961 under the Companies Ordinance (Cap 37) 1922. It took over the assets and liabilities of the British and French Bank Limited which carried on banking business in Nigeria since 1949. Following the consolidation reforms introduced and driven by the Central Bank of Nigeria in 2004 , the Bank merged with Standard Trust Bank Plc on 1st August, 2005 and also acquired Continental Trust Bank Limited on 31st December, 2005. The Bank's shares are currently quoted on the Nigerian Stock Exchange.

3. MAJOR ACTIVITIES

The Company is engaged in the business of banking and provides corporate, commercial, consumer and international banking, trade services, cash management, treasury and capital market services and electronic banking products. Trust Services, Pension Management and Administration, Insurance, Asset Management Services, Stock broking, Issuing house, Underwriting, Security Registration and Custodial Services are provided through subsidiaries.

4. DIRECTORS

The names of the Directors during the year ended September 30, 2006 are as follows :

NAMES	POST HELD
Kayode Sofola, SAN	Chairman
Ferdinand Alabraba	Vice Chairman
Tony O. Elumelu, MFR	Group Managing Director/ Chief Executive Officer
Bello Garba	Executive Director
Godwin Ize-Iyamu	Executive Director
Suzanne Soboyejo- Iroche (Mrs)	Executive Director
Phillips Oduoza	Executive Director
Victor Osadolor	Executive Director
Chika Matthias Mordi	Executive Director
Faith Tuedor-Matthews (Mrs)	Executive Director
Willy Kroeger	
Israel C. Ogbue	
Rose Ada Okwechime (Mrs)	
Junaid Dikko	(Resigned with effect from 08/12/2006)
Paolo Di Martino	(Appointed on 7/12/2005)

Paolo Di Martino was appointed Director during the period and in accordance with Article 76 of the Bank's Articles of Association he will retire at the Annual General Meeting and being eligible, he offers himself for election.

In accordance with Article 101 of the Bank's Articles of Association, the following Directors will retire by rotation at the Annual General Meeting:

Willy Kroeger
Faith Tuedor-Matthews (Mrs)
Phillips Oduoza
Suzanne Soboyejo-Iroche (Mrs)
and being eligible , they offer themselves for re-election .

Report of the Directors

5. DIRECTORS' RESPONSIBILITIES

The Directors are responsible for the preparation of the financial statements which give a true and fair view of the state of affairs of the Bank and of the profit or loss for that period and comply with the provisions of the Companies and allied Matters Act, 1990 and the Banks and Other Financial Institutions Act, 1991. In so doing they ensure that:

- Proper accounting records are maintained;
- Applicable accounting standards are followed
- Suitable accounting policies are adopted and consistently applied;
- Judgments and estimates made are reasonable and prudent;
- The going concern basis is used, unless it is inappropriate to presume that the Bank will continue in business; and
- Internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets of the Bank and prevent and detect fraud and other irregularities:

6. DIRECTORS' INTERESTS

The *interests of the Directors* in the issued share capital of the Bank are recorded in the Register of Director's Shareholding as at September 30 2006 is as follows:

		Number of shares held as at	
		30/9/06	**31/3/05**
Kayode Sofola, SAN	-	903,566*	903,566
Ferdinand Alabraba	-	5,000,000	-
Tony O. Elumelu, MFR	-	25,470,000	-
Bello Garba	-	22,950	22,950
Phillips Oduoza	-	2,400,000	-
Victor Osadolor	-	8,400,000	-
Chika Mordi	-	2,400,000	-
Faith Tuedor-Matthews (Mrs.)	-	6,600,000	-
Israel C. Ogbue	-	449,858,986*	-
Rose Ada Okwechime (Mrs.)	-	52,000,000*	-

***Indirect Shareholding**

7. SUBSTANTIAL INTERESTS IN SHARES

The ordinary shares of the Bank as at 30th September, 2006 were held as follows:

	Ordinary Shares of 50K each			
	2006		**2005**	
	Number of Shares held	**%**	**Number of shares held**	**%**
Nigerian Citizens and Associations	6,423,593,962	90.99	1,665,213,506	54.42
*Stanbic Nominees Nigeria Limited	562,966,038	7.97	1,110,206,494	36.28
+Bankers International Corp, USA		-	137,700,000	4.50
Banca Nazionale del Lavoro, Italy		-	73,440,000	2.40
Monte del Paschi di Siena, Italy	73,440,000	1.04	73,440,000	2.40
	7,060,000,000	**100.00**	**3,060,000,000**	**100.00**

- Of this number, Stanbic Nominees Nigeria Limited held 440,150,687 units (6.23%) as Custodian under the Bank's GDR Programme.

+ Bankers international Corporation is a member of the Deutsche Bank Group

8. BONUS ISSUE RESERVE

The Directors recommend that the sum of N706 *million be set side out of the share premium* account to be capitalized by issuing one ordinary bonus share of 50k for every five ordinary shares previously held.

9. STATISTICAL ANALYSIS OF SHAREHOLDINGS

Range of Shareholdings	Number of Shareholders	Number of Shares held	% of Shareholding
1 - 1,000	42,595	25,243,128	0.36
1001 - 10,000	75,553	257,420,231	3.64
10,001 - 50,000	20,150	413,803,714	5.86
50,001 - 100,000	3,188	224,694,863	3.18
100,001 - 500,000	2,376	487,165,360	6.9
500,001 - 1,000,000	314	217,544,001	3.08
1,000,001 - 100,000,000	333	2,352,996,608	3.33
100,000,001 - 500,000,000	8	1,910,536,302	27.07
500,000,001 - 1,000,000,000	2	1,170,595,793	16.59
	144,519	**7,060,000,000**	**100.00**

10. DONATIONS

Donations made during the year amounted to ₦65, 026,000 details of which are shown below. No donation was made to any political organization

Name of Beneficiary	Amount N
Sokoto State Market Disaster Relief Fund (Donation)	10,000,000
Nnamdi Azikwe University Akwa (Donation of Bus)	7,665,000
Lagos University Teaching Hosp. (Donation of Equipment)	7,000,000
Leon H. Sullivan (Sponsorship of Leadership Summit)	5,108,000
National E-Govt. Strategies (Sponsorship of Summit)	10,000,000
Nigerian Immigration Service (Donation of Bus)	3, 937,500
Nigeria Stock Exchange (Sponsorship of Roadshow)	3,960,000
Nig. Army Wives Association (Donation)	2,000,000
Chartered Inst. of Bankers of Nigeria (Sponsorship)	1, 500,000
Taraba State Disaster Fund (Donation)	562,500
Institute of Chartered Accountants of Nigeria (Sponsorship of 36th Annual Accountants Conference)	250,000
Central Bank of Nigeria, Lagos Clearing House (Sponsorship)	120,000
Credit Risk Management Association (Sponsorship of Annual National Conference)	100,000
Police Commission – (Donation of Computer)	100,000
National Association of Resident Doctors , LUTH(Donation)	150,000
Polio Eradication Fund (Donation)	100,000
Others (below N100,000)	12,473,000
	65,026,000

11. ACQUISITION OF OWN SHARES

The bank did not purchase its own shares during the period.

12. FIXED ASSETS

Movements in fixed assets during the period are shown on Pages 39 & 40. In the opinion of the Directors, the market value of the Bank's properties is not less than the value shown in the financial statements.

13. EMPLOYMENT AND EMPLOYEES

i. Employment of Physically Challenged Persons

It is the policy of the Bank that there should be no discrimination in considering applications for employment including those from physically challenged persons. All employees whether or not physically challenged are given equal opportunity to develop.

ii. **Health, Safety at Work and Welfare of Employees**

Health and Safety regulations are in force within the Bank's premises and employees are aware of existing regulations. The bank provides subsidies to all levels of employees for medical expenses, transportation, housing, lunch, etc

iii. **Employee Involvement and Training**

The Bank is committed to keeping employees fully informed as much as possible regarding the Bank's performance and progress and seeking their opinion where practicable on matters which particularly affect them as employees.

Training is carried out at various levels through both-in house and external courses and 4,011 employees benefited from such courses in the period under review. Incentive schemes designed to encourage the involvement of employees in the Bank's performance are implemented whenever appropriate.

14. POST- BALANCE SHEET EVENTS

There are no post balance sheet events which could have had a material effect on the financial state of affairs as at 30th September, 2006 and the profit for the period ended that date.

15. AUDIT COMMITTEE

Pursuant to Section 359(3) of the Companies and Allied Matters Act No1 of 1990, the Bank has an Audit Committee comprising three Directors and three Shareholders as follows:

1.	Mr. Jonathan Anolu	-	Chairman
2.	Alhaji Alkassim Umar	-	Member
3.	Mr. Niyi Elumaro	-	Member
4.	Chief Israel C. Ogbue	-	Member
5.	Mrs. Rose Ada Okwechime	-	Member
6.	Mr. Victor Osadolor	-	Member

The functions of the Audit Committee are as laid down in Section 359(6) of the Companies and Allied Matters Act of 1990.

16. AUDITORS

The tenure of the current Auditors have lapsed and a resolution will be proposed at the Annual General Meeting to appoint new Auditors for the Bank .

BY THE ORDER OF THE BOARD

Aideyo Odu-Thomas
Company Secretary
57 Marina, Lagos
24 November , 2006



Deloitte.

Akintola Williams Deloitte
(West and Central Afica)
Chartered Accountant
235, Ikorodu Road, Ilupeju
P.O. Box 965, Marina
Lagos, Nigeria
Tel: +234 1 2717800, 4930720-4
Fax: +234 1 4970023
www.deloitte.com

Report of the Independent Auditors

TO THE MEMBERS OF UNITED BANK FOR AFRICA PLC

We have audited the financial statements of **United Bank for Africa Plc as** at 30 September 2006 set out on pages 30 to 58 which have been prepared on the basis of the accounting policies on pages 27-29.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

In accordance with the Companies and Allied Matters Act, CAP C20 LFN 2004, the Bank's Directors are responsible for the preparation of the financial statements. Our responsibility is to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with the international standards on auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement.

However, in line with Central Bank of Nigeria circular BSD/24/2006 and upon receipt of the Central Bank of Nigeria approval, the Bank charged the sum of N4.2billion against the general reserve representing restructuring cost arising from the merger. The Bank also wrote off the sum of N1.6billion against the general reserve representing one-fifteenth of the warehoused risk assets of Continental Trust Bank Limited under recovery as approved by the Central Bank of Nigeria's letter referenced BSD/G5.T15/STB/VOL29/34 dated 29 December, 2005. As stated in the note 6.2 to the accounts, the assets of Continental Trust bank Limited of N24.4 billion were warehoused by the Bank for ongoing recovery. N1.6 billion of this account was written off during the period.

Had these merger related amounts been charged to the profit and loss accounts, the profit before tax would have been reduced by N5.8billion.

We also draw your attention to note 17 on page 45 of these financial statements in respect of goodwill on consolidation that was charged to the special reserve account created from the share premium account.

In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Bank's accounting records have been properly kept.

OPINION

Except for the effect of the amounts charged directly to the general reserve; in our opinion the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with Statement of Accounting Standards issued by the Nigerian Accounting Standards Board and relevant International Accounting Standards, give a true and fair view of the state of affairs of the Bank at 30 September 2006 and of the profit and cash flows for the period ended on that date, and have been properly prepared in accordance with the Companies and Allied Matters Act, CAP C20 LFN 2004, the Banks and Other Financial Institutions Act, CAP B3 LFN 2004.

OTHER REPORTING RESPONSIBILITIES

The bank has complied with the requirements of the relevant circulars issued by Central Bank of Nigeria.

In accordance with circular BSD/1/2004 issued by the Central Bank of Nigeria, details of insider-related credits are as disclosed in note 30 on page 52.

The Bank did not contravene any section of the Banks and Other Financial Institutions Act CAP B3 LFN 2004.

Akintola Williams Deloitte



Chartered Accountants
Lagos
24 November, 2006

A member firm of
Deloitte Touche Tohmatsu

Audit . Tax . Consulting . Financial Advisory

Deloitte West and Central Africa
Office at: Lagos, Abuja & Port Harcout (Nigeria); Accra (Ghana); Banjul (The Gambia); Douala (Cameroun); Malabo (Equatorial Guinea)
List of Partners' name is available at 235, IkoroduRoad, Ilupeju, Lagos

Report of the Audit Committee

TO MEMBERS OF UNITED BANK FOR AFRICA PLC

In accordance with the provision of Section 359(6) of the Companies and Allied Matters Act 1990, we confirm that we have seen the audit plan & scope , and the Management Letter on the audit of the accounts of the Bank and the responses.

In our opinion, the plan & scope of the audit for the period ended 30th September, 2006 were adequate. We have reviewed the Auditors' findings and we are satisfied with the Management responses thereon.

We also confirm that the accounting and reporting policies of the Bank are in accordance with legal requirements and ethical practices.

We have complied with the provisions of the Central Bank of Nigeria circular 8SD/1/2004 dated February 18,2004 on "Disclosure of Insider-Related Credits in Financial Statements" and *hereby confirm* that non-performing insider-related credits, as defined by the CBN circular, amounted to N625,746,981 as at 30th September, 2006.

JONATHAN ANOLU
Chairman,
Audit Committee

MEMBERS OF THE AUDIT COMMITTEE

Mr. Jonathan Anolu	-	Chairman
Alhaji Alkassim Umar	-	Member
Mr. Niyi Elumaro	-	Member
Chief Israel C. Ogbue	-	Member
Mrs. Rose Ada Okwechime	-	Member
Mr. Victor Osadolor	-	Member

Statement of Accounting Policies
for the period ended 30 September, 2006

The following are the significant accounting policies adopted by the Bank in the preparation of its financial statements:

1. **BASIS OF ACCOUNTING**

The financial statements are prepared under the historical cost convention as modified by revaluation of certain fixed assets.

2. **BASIS OF CONSOLIDATION**

The Group financial statements incorporate the financial statements of the Bank and three of its wholly owned subsidiaries, UBA Asset Management Limited, UBA Global Market Limited and UBA Pension Custodian Limited. The bank owns 57.7% of UBA Insurance Limited and 51% of UBA Ghana Limited. All the financial statements are made up to 30 September 2006.

Subsidiaries are consolidated from the date effective control is transferred to the group.

During the period the former Standard Trust Bank Plc (STB Plc) acquired 27.34% of United Bank for Africa Plc (UBA Plc) and this transaction resulted into a merger between the two Banks, whereby all assets and liabilities of Standard Trust Bank Plc were transferred to (UBA Plc). The entire share capital of STB was cancelled and STB was dissolved without being wound up and holders of STB shares were allotted UBA shares.

There was also a take-over of the Continental Trust Bank Limited during the period.

All intra group transactions, balances, income and expenses are eliminated on consolidation.

3. **LOANS AND ADVANCES**

Credit facilities are classified as either performing or non-performing and are stated after the deduction of provisions.

Loans and advances are stated net of provisions for classified credits. This provision is determined from specific assessment of each customer's account. Specific provisions are made on non-performing accounts as follows:

		%
More than 90 days but less than 180 days	-	10
180 days but less than 360 days	-	50
360 days and over	-	100

A general provision of at least 1% is made on all risk assets not specifically provided for in compliance with the Prudential Guidelines issued by the Central Bank of Nigeria.

4. INCOME RECOGNITION

Credits to profit and loss accounts are recognized as follows:

Interest: Interest on loans and advances is accrued to profit until such a time as reasonable doubt exists about its collectibility. Interest accruing on non-performing accounts is not taken to the credit of profit and loss account until the debt is recovered.

Non-Credit related fees:

When the successful outcome of the assignment can be determined and the assignment is considered substantially completed.

Credit related fees:

Spread systematically over the credit facility where they constitute at least 10% of the projected average annual yield of the facility, otherwise credited to the profit and loss account at the time of occurrence.

Commission and fees charges to customers for services rendered:

At the time the service or transaction is effected.

Investment income:

On an accrual basis and credited to the profit and loss account.

5. ADVANCES UNDER FINANCE LEASE

Advances to customers under finance lease are stated net of unearned income and provision for bad and doubtful advances. Lease finance income is recognized on a basis that provides a constant yield on the outstanding principal over the lease term.

In accordance with the prudential Guidelines for licenced banks specific provisions are made on leases that are considered not performing. A minimum general provision of 1% is made on advances which have not been specifically provided for.

6. FIXED ASSETS

Fixed assets are stated at cost or valuation less accumulated depreciation.

7. DEPRECIATION

Depreciation of fixed assets is calculated to write off the cost or valuation over their estimated useful lives on a straight line basis. Fixed assets are depreciated effective from the month an asset is brought into use. The annual rates adopted by the bank for the various categories of fixed assets are as follows:

i.	Leasehold land & improvement	–	Over the term of the leases
ii.	Leasehold Buildings	–	2.5%
iii.	Motor Vehicles	–	25%
iv.	Computers	–	25%
v.	Furniture & Fittings	–	20%
vi.	Plant & Machinery	–	20%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss accounts.

8. INVESTMENTS

Investments are stated at cost. It is the bank's policy to hold its investments till maturity. However, provision is made in the financial statements for diminution in value of investments, which are doubtful of full realization

9. INVESTMENTS IN ASSOCIATED COMPANY

Investments in associated company are carried in the balance sheet at cost. Profit and loss are eliminated to the extent of the group's interest in the associate.

10. FOREIGN CURRENCIES

Transactions denominated in foreign currencies are recorded in Naira at the rates of exchange ruling at the dates of transactions. Assets and liabilities in foreign currencies are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit or loss on exchange is taken to the profit and loss account.

11. TAXATION

Taxation

Income tax payable is provided on taxable profits at the current rate

Deferred taxation

Provision for deferred taxation is made by the liability method and calculated at the current rate of taxation on the difference between the net book value of qualifying fixed assets and their corresponding tax written down value.

12. STAFF PENSION SCHEME CONTRIBUTION

Retirement benefits to employees are provided under a defined contribution scheme, which is funded by contributions from the bank and employees. Funding under the new scheme is 7.5% and 7.5% by staff and the bank respectively based on annual basic salary, housing and transport allowances.

The bank's liabilities in respect of the defined contribution scheme are charged against the profit of the year in which they become payable. Payments are made to Pension Fund Administration companies, who are financially independent of the Bank.

13. OFF-BALANCE SHEET ENGAGEMENTS

Acceptances:

Transactions that are not currently recognized as assets or liabilities in the balance sheet but which nonetheless give rise to credit risks, contingencies and commitments are reported off balance sheet. Such transactions include letters of credit, bonds, guarantee, indemnities, acceptances, trade related contingencies such as documentary credits etc.

Outstanding and unexpired commitments at the period end in respect of these transactions are shown by way of note to the financial statements.

Income earned on such Off Balance Sheet transactions are accrued for and included in other income in the Profit and Loss Account.

Balance Sheet

as at 30 September, 2006

	Note	GROUP 2006 Nmillion	GROUP 2005 Nmillion	BANK 2006 Nmillion	BANK 2005 Nmillion
ASSETS					
Cash and short term funds	1	471,494	110,517	464,105	109,716
Treasury bills and government bonds	2	207,341	59,832	201,992	59,832
Investments in subsidiaries and associate companies	3	21	1,149	5,908	403
Other investments	4	26,576	1,044	7,122	1,044
Loans and advances	5	109,896	67,610	107,194	67,610
Other assets	6	35,618	4,455	32,694	4,169
Fixed assets	7	33,191	6,176	32,226	6,154
TOTAL ASSETS		**884,137**	**250,783**	**851,241**	**248,928**
LIABILITIES					
Deposit and current accounts	8	776,135	205,110	757,407	205,110
Other liabilities	9	47,784	19,068	35,118	18,998
Taxation payable	10	1,644	2,535	1,359	2,494
Deferred taxation	11	1,502	1,073	1,499	1,070
Dividend payable	12	7,102	1,878	7,102	1,878
Term loan	13	1,135	-	1,135	-
		835,302	**229,664**	**803,620**	**229,550**
BORROWINGS		-	1,676	-	1,676
CAPITAL AND RESERVES					
Share capital	14	[illegible]530	1,530	3,530	1,530
Share premium	15	23,209	-	23,209	-
Other reserves	16	[illegible]0,565	17,913	9,651	16,172
Core capital		**37,304**	**19,443**	**36,390**	**17,702**
Fixed assets revaluation reserve		11,231	-	11,231	-
SHAREHOLDERS' FUNDS		**48,535**	**19,443**	**47,621**	**17,702**
Minority interest		300	-	-	-
TOTAL LIABILITIES		**884,137**	**250,783**	**851,241**	**248,928**
Confirmed credits and other obligations on behalf of customers and customers' liability thereof	25	167,184	81,821	167,184	81,821

The financial statements were approved by the Board of Directors on 24th November 2006 and signed on its behalf by:

CHIEF KAYODE SOFOLA (SAN)
CHAIRMAN

ALH. BELLO GARBA
EXECUTIVE DIRECTOR

TONY ELUMELU (MFR)
GROUP MANAGING DIRECTOR/CEO

The accounting policies on pages 27 to 29 and notes on pages 33 to 54 form an integral part of these financial statements.

Profit and Loss Account

for the period ended 30 September, 2006

	Note	GROUP 18 Months ended 30 Sept. 2006 Nmillion	GROUP 12 Months ended 31 March 2005 Nmillion	BANK 18 Month ended 30 Sept. 2006 Nmillion	BANK 12 Months ended 31 March 2005 NMillion
Gross earnings		90,447	26,089	86,079	25,506
Interest and discount income	18	57,693	14,456	57,207	14,456
Interest expenses	19	(26,954)	(3,490)	(24,879)	(3,490)
Net interest margin		30,739	10,966	32,328	10,966
Provision for loans and other accounts	20	(5,571)	(40)	(5,174)	(40)
		25,168	10,926	27,154	10,926
Other income	21	32,754	11,633	28,872	11,050
Operating income		57,922	22,559	56,026	21,976
Operating expenses		(45,111)	(16,039)	(43,512)	(15,737)
Profit on ordinary activities before taxation	22	12,811	6,520	12,514	6,239
Tax on profit on ordinary activities	10	(1,261)	(1,599)	(1,046)	(1,586)
Profit on ordinary activities after taxation		11,550	4,921	11,468	4,653
APPROPRIATIONS					
Transfer to statutory reserve	16	(1,720)	(697)	(1,720)	(697)
Reserve for Small Scale Industries	16	(1,147)	(624)	(1,147)	(624)
Proposed dividend	12	(7,060)	(1,836)	(7,060)	(1,836)
Retained profit transfered to general reserve	16	1,623	1,764	1,54[illegible]	1,496
Earnings per share (basic)		187k	263k	186k	249k
Dividend per share (actual)		100k	60k	100k	60k
Dividend per share (adjusted)		100k	26k	100k	26k

The accounting policies on pages 27 to 29 and notes on pages 33 to 54 form an integral part of these financial statements

Statement of Cashflows

for the period ended 30 September, 2006

	Note	18 Months ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion	18 Month ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion
CASH FLOWS FROM OPERATING ACTIVITIES					
Interest and commission receipts		89,093	25,644	84,725	25,061
Foreign exchange income received		1,354	445	1,354	445
Interest expenses		(26,954)	(3,490)	(24,879)	(3,490)
Cash payments to employees and suppliers		(37,790)	(14,881)	(36,669)	(14,335)
		25,703	7,718	24,531	7,681
Income tax paid		(2,757)	(1,470)	(2,329)	(1,404)
Operating profit before changes in operating assets		22,946	6,248	22,202	6,277
CHANGES IN OPERATING ASSETS/LIABILITIES					
Loans and advances		(47,730)	(11,474)	(44,950)	(11,474)
Exchange reserve		(822)	(3,175)	(822)	(3,175)
Term loan		1,135	-	1,135	-
Borrowing		(1,676)	(1,709)	(1,676)	(1,709)
Other assets		(31,845)	10,888	(29,014)	9,434
Deposit and current accounts		571,025	53,181	552,297	53,181
Other liabilities		28,716	(12,754)	16,120	(11,175)
Net cash from operating activities	29	541,749	41,205	515,292	41,106
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of fixed assets		(12,470)	(1,315)	(11,911)	(1,299)
Proceeds from sale of fixed assets		62	16	84	15
Exchange difference on fixed assets		-	(1)	-	(1)
Proceeds from the disposal of investments		8,684	-	8,306	-
Purchase of treasury bills		(147,509)	(17,946)	(142,160)	(17,947)
Purchase of investments		(27,703)	(121)	(13,386)	(448)
Net cash used in investing activities		(178,936)	(19,367)	(159,067)	(19,680)
CASH FLOWS FROM FINANCING ACTIVITIES					
Dividend paid		(1,836)	(1,530)	(1,836)	(1,530)
Net cash used in financing activities		(1,836)	(1,530)	(1,836)	(1,530)
Net increase in cash and cash equivalents		360,977	20,308	354,369	19,896
Cash and cash equivalents at the beginning of the period		110,517	90,209	109,716	89,820
Cash and cash equivalents at end of the period		471,494	**110,517**	464,105	**109,716**

Notes to the Financial Statements
for the period ended 30 September, 2006

		GROUP		BANK	
		2006	2005	2006	2005
		Nmillion	Nmillion	Nmillion	Nmillion
1.	**CASH AND SHORT TERM FUNDS**				
.1	***Cash***	[redacted]	3,031	[redacted]	3,031
	Balances with other banks:				
	In Nigeria	[redacted]	5,535	[redacted]	4,734
	Outside Nigeria	[redacted]	19,367	[redacted]	19,367
	Money at call with banks:				
	In Nigeria	[redacted]	3,300	[redacted]	3,300
	Outside Nigeria	[redacted]	69,955	[redacted]	69,955
		[redacted]	101,188	[redacted]	100,387
	Less: Provision for doubtful balances	[redacted]	(51)	[redacted]	(51)
		[redacted]	101,137	[redacted]	100,336
.2	***Balances with Central Bank of Nigeria***				
	Current account	[redacted]	7,788	[redacted]	7,788
	Cash reserve requirement	[redacted]	1,592	[redacted]	1,592
		[redacted]	9,380	[redacted]	9,380
		[redacted]	**110,517**	[redacted]	**109,716**

Included in balances held with other banks outside Nigeria was the sum of N13,973,276,000 (2005 - N3,966,455,345) which represents the value of foreign currencies held on behalf of customers. The corresponding credit is included in other *liabilities (note 9).*

		GROUP 2006	GROUP 2005	BANK 2006	BANK 2005
2.	**TREASURY BILLS AND GOVERNMENT BONDS**				
	Nigerian government treasury bills	[redacted]	53,444	[redacted]	53,444
	US Government	[redacted]	-	[redacted]	-
	Ghana Government	[redacted]	-	[redacted]	-
	Government bonds	[redacted]	6,388	[redacted]	6,388
		[redacted]	**59,832**	[redacted]	**59,832**

		GROUP		BANK	
		2006	2005	2006	2005
		Nmillion	Nmillion	Nmillion	Nmillion
.1	***The breakdown of the Federal Government bonds held is as follows:***				
	FGN Bond-Trading	10,527	-	6,582	-
	FGN Bond-Held to maturity	34,320	5,000	34,320	5,000
	(Market value - N34billion (2005 -N5 billion)				
	State Bond	1,519	1,388	1,519	1,388
	(Market value - N1.5 billion (2005 -N1.3 billion)				
		46,366	6,388	42,421	6,388
.2	***Maturity profile of Government bonds held to maturity***				
	Maturing within one year:				
	Federal Government Bonds	8,586	5,000	8,586	5,000
	State Governments Bonds	414	599	414	599
	Maturing between 1 and 5 years:				
	Federal Government Bonds	25,449	-	25,449	-
	State Governments Bonds	1,104	789	1,104	789
	Maturing after 5 years:				
	Federal Government Bonds	286	-	286	-
		35,839	6,388	35,839	6,388

3. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

		Percentage Holding	Group 2006	Group 2005	Bank 2006	Bank 2005
.1	***Subsidiaries :***					
	UBA Asset Management Limited	100	-	-	403	403
	UBA Insurance Limited	58	-	-	354	-
	UBA Global Market Limited	100	-	-	2,000	-
	UBA Ghana Limited	51	-	-	1,130	-
	UBA Pension Custodian Limited	100	-	-	2,000	-
	Other investment in equities		-	1,149	-	-
			-	1,149	5,887	403
.2	***Associate***					
	STB Capital Market Ltd		21	-	21	-
			21	1,149	5,908	403

The bank acquired controlling interest of 51% in the equity of UBA Ghana Ltd during the period.

		GROUP		BANK	
		2006	2005	2006	2005
		Nmillion	Nmillion	Nmillion	Nmillion
4.	**OTHER INVESTMENTS**				
.1	***Quoted securities***				
	P Z Industries	2	3	2	3
	(Market value - N1,875,000 (2005 N2,812,500)				
	Nigeria International Debt Fund	309	309	309	309
	(Market value - N250,545,153 (2005 -N260,550,962)				
	Other quoted investment	2,590	-	-	-
		2,901	312	311	312
	Provision for diminution in value of quoted investments	(58)	(26)	(58)	(26)
		2,843	286	253	286
.2	***Unquoted securities***				
	Africa Export-Import Bank	10	11	10	11
	ATM Consortium Limited	142	74	142	74
	Nigeria Automated Clearing	34	27	34	27
	Value Card Nigeria Plc	177	177	177	177
	Tinapa Business Resort Limited	5,000	-	5,000	-
	Central Securities and Clearing System	88	-	88	-
	Vehicle Insurance Sinking Fund	-	258	-	258
	Investment in SMEEIS (Note 4. 3)	1,418	212	1,418	212
	Other unquoted investment	17,146	-	-	-
		24,015	759	6,869	759
	Provision for diminution in value of unquoted investments	(282)	(1)	-	(1)
		23,733	758	6,869	758
		26,576	**1,044**	7,122	**1,044**
.3	***Investments in SMEEIS***				
	Name				
	Interswitch Nigeria Limited	31	31	31	31
	Afrione Limited	44	44	44	44
	Marina Medical Services	23	15	23	15
	Education Empowerment Centre	17	16	17	16
	United Microfinance Company	110	106	110	106
	Accel Capital Partners	66	-	66	-

	GROUP		BANK	
	2006	2005	2006	2005
	Nmillion	Nmillion	Nmillion	Nmillion
Eastern Ice Company Limited	100	-	100	-
Omonefe Foods Limited	18	-	18	-
Abuja Leasing Company Limited	342	-	342	-
MP Budget Limited	75	-	75	-
Lekki Budget Hotels Limited	36	-	36	-
Tinapa Business Resorts Limited	550	-	550	-
Leo Chartered Services Limited	3	-	3	-
Others	3	-	3	-
	1,418	212	1,418	212

5. LOANS AND ADVANCES

.1 *Analysis of loans and advances by security*

	GROUP 2006 Nmillion	GROUP 2005 Nmillion	BANK 2006 Nmillion	BANK 2005 Nmillion
Secured against real estate	47,779	13,275	47,779	13,275
Otherwise secured	66,724	43,958	64,409	43,958
Unsecured	5,240	12,853	4,775	12,853
	119,743	70,086	116,963	70,086
Provision (note 5.4)	(9,847)	(2,476)	(9,769)	(2,476)
	109,896	**67,610**	**107,194**	**67,610**

.2 *Analysis of loans and advances by quality:*

	GROUP 2006 Nmillion	GROUP 2005 Nmillion	BANK 2006 Nmillion	BANK 2005 Nmillion
Non-performing				
Substandard	7,978	455	7,963	455
Doubtful	505	565	438	565
Lost	6,612	1,400	6,596	1,400
	15,095	2,420	14,997	2,420
Performing	104,648	67,666	101,966	67,666
	119,743	**70,086**	**116,963**	**70,086**

.3 *By maturity*

	GROUP 2006 Nmillion	GROUP 2005 Nmillion	BANK 2006 Nmillion	BANK 2005 Nmillion
Under 1 month	44,698	16,468	44,698	16,468
1 - 3 months	32,090	34,877	32,090	34,877
3 - 6 months	27,103	8,969	27,103	8,969
6 -12 months	9,912	578	7,132	578
Over 12 months	5,940	9,194	5,940	9,194
	119,743	**70,086**	**116,963**	**70,086**

Notes to the Financial Statements

for the period ended 30 September, 2006

.4 *Provision for loans and advances*

	Specific	General	Total	Total
i *Group* —			**2006**	**2005**
	Nmillion	**Nmillion**	**Nmillion**	**Nmillion**
At 1 April per UBA Plc	1,549	677	2,226	2,359
At 1 April per STB Plc	3,406	367	3,773	-
At 1 April per UBA Ghana	14	-	14	-
Written off	(1,927)	-	(1,927)	(785)
	3,042	1,044	4,086	1,574
Additional provision	4,111	2,020	6,131	1 ,191
Provision no longer required	(1,428)	-	(1,428)	(540)
Per profit and loss account (note 19)	2,683	2,020	4,703	651
Add: Interest in suspense (note 5.5)	1,058	-	1,058	251
At 30 September	**6,783**	**3,064**	9,847	**2,476**
ii *Bank*				
At 1 April per UBA Plc	1,549	677	2,226	2,359
At 1 April per STB Plc	3,406	367	3,773	-
Written off	(1,927)	-	(1,927)	(785)
	3,028	1,044	4,072	1,574
Additional provision	4,051	2,020	6,071	1,191
Provision no longer required	(1,428)	-	(1,428)	(540)
Per profit and loss account (note 19)	2,623	862	4,643	651
Interest in suspense (note 5.5)	1,054	-	1,054	251
At 30 September	**6,705**	**1,906**	**9,769**	**2,476**

The cummulative balance in the memorandum accounts in respect of loans and advances written off as at 30 September, 2006 amounted to N29.41billion

	GROUP		BANK	
	2006	**2005**	**2006**	**2005**
	Nmillion	**Nmillion**	**Nmillion**	**Nmillion**
5 *Interest in suspense*				
At 1 April per UBA Plc	251	360	251	360
At 1 April per STB Plc	1,353	-	1,353	-
At 1 April per UBA Ghana	2	-	-	-
Written off	(1,299)	(388)	(1,299)	(388)
Additions in the period	751	279	749	279
At 30 September	**1,058**	**251**	**1,054**	**251**

	GROUP 2006 Nmillion	GROUP 2005 Nmillion	BANK 2006 Nmillion	BANK 2005 Nmillion
6 OTHER ASSETS				
.1 Summary				
Prepayments	4,754	3,441	4,205	3,155
Interest receivable	2,914	367	2,765	367
Interest paid in advance	628	-	288	-
Sundry accounts	4,021	-	1,942	-
Deferred Merger Cost	-	364	-	364
Inter branch	1,646	758	1,646	758
Special assets account (note 6.2)	22,812	-	22,812	-
	36,775	4,930	33,658	4,644
Less: Provision (note 6.3)	(1,157)	(475)	(964)	475)
	35,618	**4,455**	**32,694**	**4,169**

.2 Special assets

The special assets account represents the unamortised portion of the warehoused assets of Continental Trust Bank Limited in course of recovery, unrecovered balances are to be written off over fifteen years as stated in Central of Nigeria Letter reference BSD/G5.715/STB/VOL.29/34 of 29th December 2005 approving the take over of Continental Trust Bank Limited by United Bank for Africa Plc

	GROUP 2006	GROUP 2005	BANK 2006	BANK 2005
3 Provision for other assets				
At 1 April - UBA Plc	475	1,156	475	1,156
Provision for the period	929	-	489	-
No longer required	(426)	(681)	-	(681)
Per profit and loss	503	(681)	489	(681)
At 30 September	**978**	**475**	**964**	**475**

Notes to the Financial Statements

for the period ended 30 September, 2006

7 FIXED ASSETS

.1 *Group*

Summary	Leasehold land, buildings & improvement	Motor vehicles	Computers, furniture, strongroom & equipment	Construction in progress	2006 Total
	Nmillion	Nmillion	Nmillion	Nmillion	Nmiilion
Cost/valuation:					
At 1 April - UBA Plc	3,275	1,014	8,490	382	13,161
Additions as a result of merger/Acquisition:					
At 1 April - STB Plc	2,648	1,337	4,842	1,588	10,415
At 1 April - CTB Ltd.	1,237	337	977	80	2,631
At 1 April - UBA Ghana	102	70	309	-	481
At 1 - UBA Insurance Ltd.	638	116	108	-	862
Additions during the year	1,525	994	4,351	5,600	12,470
Reclassifications	179	-	612	(791)	-
Eliminated on disposals	(635)	(97)	(47)	-	(779)
Revaluation surplus	11,231	-	-	-	11,231
At 30 September	20,200	3,771	19,642	6,859	50,472
Depreciation:					
At 1 April - UBA Plc	660	683	5,642	-	6,985
Additions as a result of merger/Acqusition:					
At1 April - STB Plc	680	672	3,180	-	4,532
At1 April - CTB Ltd.	545	334	952	-	1,831
At1 April - UBA Ghana	15	9	43	-	67
At 1 - UBA Insurance Ltd.	8	32	16	-	56
Charge for the year	354	663	2,851	-	3,868
Eliminated on disposals	(2)	(48)	(8)	-	(58)
At 30 September	2,260	2,345	12,676	-	[illegible]
Net book value:					
At 30 September 2006	**17,940**	**1,426**	**6,966**	**6,859**	33,191
At 31 March 2005	**2,615**	**331**	**2,848**	**382**	[illegible]

FIXED ASSET (Contd)

.2 ***Bank***

Summary	Leasehold land, buildings & improvement	Motor vehicles	Computers, furniture, strongroom & equipment	Construction in progress	2006 Total
	Nmillion	Nmillion	Nmillion	Nmillion	Nmillion
Cost/valuation:					
At 1 April - UBA Plc	3,275	983	8,437	382	13,077
At1 April - STB Plc	3,888	1,674	5,820	1,669	13,051
Additions	1,423	915	3,973	5,600	11,911
Reclassifications	179	-	612	(791)	-
Disposals	(30)	(87)	(34)	-	(121)
Revaluation	11,231	-	-	-	11,231
At 30 September	19,966	3,485	18,808	6,860	49,149
Depreciation:					
At 1 April - UBA Plc	661	664	5,598	-	6,923
At1 April -STB Plc	1,224	1,008	4,132	-	6,364
Charge for the year	322	611	2,724	-	3,657
On disposals	(1)	(46)	(4)	-	(51)
At 30 September	2,206	2,237	12,450	-	16,893
Net book value:					
At 30 September, 2006	**17,760**	**1,248**	**6,358**	**6,860**	**32,226**
At 31 March, 2005	**2,614**	**319**	**2,839**	**382**	**6,154**

.2 During the period, the leasehold land and buildings with a net book value of N 5.6 billion including those revalued at 31 July 1997, were professionally revalued at 31 August 2006 in the sum of N30.6 billion by Messrs Jide Taiwo & Co. and Ubosi Eleh & Co., Estate Surveyors and Valuers. The valuation which was based on open market value between a willing seller and buyer, produced a revaluation surplus of N 25billion over the net book value of the assets. This surplus has been discounted by 55% to N 11.231billion in compliance with the Central Bank of Nigeria's circular No. BSD/PS/23/VOL.1/15 of 7 November, 1991. The revaluation of land and building is carried out at the discretion of the Directors and it is considered as and when necessary.

		GROUP		BANK	
		2006	2005	2006	2005
		Nmillion	Nmillion	Nmillion	Nmillion
8.	**DEPOSIT AND CURRENT ACCOUNTS**				
.1	***Summary***				
	Demand				
	- In Nigeria	209,477	60,536	209,477	60,536
	- In Abroad	50,679	27,039	48,645	27,039
		260,156	87,575	258,122	87,575
	Savings	90,475	41,365	90,101	41,365
	Time				
	- In Nigeria	116,086	18,592	102,525	18,592
	- In Abroad	100,038	57,578	97,823	57,578
		216,124	76,170	200,348	76,170
	Domiciliary accounts	209,380	-	208,836	-
		776,135	**205,110**	**757,407**	**205,110**
.2	**The maturity profile of deposit liabilities is analysed as follows:**				
	Under 1 month	618,314	138,117	618,314	138,117
	1 - 3 months	51,532	65,699	51,532	65,699
	3 - 6 months	37,171	877	37,171	877
	6 - 12 months	34,169	396	29,001	396
	Over 12 months	34,949	21	21,389	21
		776,135	**205,110**	**757,407**	**205,110**
9.	**OTHER LIABILITIES**				
	Interest payable	14,038	15,074	14,038	15,004
	Unearned income	3,890	-	3,890	-
	Other credit balances	6,923	-	3,180	-
	Foreign currency transfers payable	13,973	3,994	13,973	3,994
	Due to pension funds administrators	8,750	-	-	-
	Deposit for shares	210	-	37	-
		47,784	**19,068**	**35,118**	**18,998**

		GROUP		BANK	
		2006	2005	2006	2005
		Nmillion	Nmillion	Nmillion	Nmillion
10.	**TAXATION**				
.1	***Per profit and loss account***				
	Based on the profit for the period:				
	- Income tax	764	1,286	549	1,273
	- Education tax	68	113	68	113
	- Under/(over) provision in respect of prior period	(3)	233		233
		829	1,632	617	1,619
	Deferred tax (Note 11)	432	(33)	429	(33)
		1,261	**1,599**	1,046	**1,586**
.2	***Per balance sheet***				
	At 1 April per UBA Plc	2,543	2,373	2,494	2,279
	At 1 April per STB Plc	556	-	556	-
	At 1 April per CTB Ltd	21	-	21	-
	At 1 April per UBA Insurance Ltd	20	-		-
	Based on profit for the period (note 10.1)	1,261	1,632	617	1,619
	Payment during the period	(2,757)	(1,470)	(2,329)	(1,404)
	At 30 September	1,644	**2,535**	1,359	**2,494**

.3 The charge for taxation is based on the provisions of Companies Income Tax Act, Cap C21 LFN 2004 and the Education Tax Act. CAP E4 LFN 2004.

		GROUP 2006	GROUP 2005	BANK 2006	BANK 2005
11.	**DEFERRED TAXATION**				
	At 1 April	1,070	1,106	1,070	1,103
	Arising during the period (note 10)	432	(33)	429	(33)
	At 30 September	1,502	**1,073**	1,499	**1,070**
12.	**DIVIDEND**				
	At 1 April	1,878	1,572	1,878	1,572
	Payment during the period	(1,836)	(1,530)	(1,836)	(1,530)
	Proposed for the period	2,060	1,836	2,060	1,836
	At 30 September	2,102	**1,878**	2,102	**1,878**

13. TERM LOAN

The Central Bank of Nigeria (CBN) letter dated December 2, 2005 approved a write off of 80% of the former Continental Trust Bank Ltd indebtedness of N5,675,542,142 to CBN as at April 1, 2005. The amount of N1,135,108,428 represents the remaining 20% converted to 7 year term loan at 3% per annum with a moratorium of 2 years beginning April 1, 2005.

	GROUP		BANK	
	2006	2005	2006	2005
	Nmillion	Nmillion	Nmillion	Nmillion
14. SHARE CAPITAL				
.1 Authorised:				
12,000,000,000 ordinary shares of 50 kobo each	6,000	6,000	6,000	6,000
.2 Alloted, called up and fully paid				
Ordinary shares of 50 kobo each				
At 1 April	1,530	1,530	1,530	1,530
New Issue arising on consolidation:				
Standard Trust Bank Plc	2,000	-	2,000	-
At 30 September	3,530	1,530	3,530	1,530

During the period, 4billion ordinary share of 50kobo each were alloted to former Standard Trust Bank Plc Shareholders in exchange for 8billion ordinary shares of 50kobo each of United Bank for Africa Plc, in line with the Scheme of Merger.

15. SHARE PREMIUM				
Arising during the period	38,000	-	38,000	-
Transfer to bonus issue reserve	(706)	-	(706)	-
Transfer to special reserve	(14,085)	-	(14,085)	-
At 30 September	23,209	-	23,209	-

.1 The share premium arose as a result of the exchange of 4 billion ordinary shares of 50kobo each of former Standard Trust Bank Plc (STB Plc) for 2billion ordinary shares of 50kobo each of United Bank for Africa Plc(UBA Plc) at a ratio of two Standard Trust Bank Plc shares in exchange for one United Bank Africa Plc share at the market value of N10 at the date of share exchange .

.2 The Bank obtained the approval of shareholders at an extraodinary general meeting held on 26 July, 2006 and the sanction of the Federal High Court on 31 August, 2006 to write off the sum of N14.08 billion which represents the goodwill on consolidation to the Special Reserve Account created from the share premium account

.3 At the Board Meeting of the Bank held on 24 November, 2006, the board proposed the issue of bonus shares of one (1) new share for every five (5) ordinary shares held by existing shareholders on that date. At the same meeting, the sum of N706million was approved to be transferred from the Share Premium Account to reserve for bonus shares.

Notes to the Financial Statements

for the period ended 30 September, 2006

16. OTHER RESERVES

	Bonus issue Nmillion	Capital Nmillion	Statutory Nmillion	Exchange difference Nmillion	General Nmillion	Small scale industries Nmillion	Total Nmillion
.1 *Group*							
At 1 April	-	22	3,710	3,880	8,251	2,050	17,913
Arising from merger	-	-	(952)	(1,061)	(2,266)	(562	(4,841)
Consolidation adjustment	-	-	-	-	(909)	-	(909)
Transfer from share premium	706	-	-	-	-	-	706
Exchange difference in the period	-	-	-	(822)	-	-	(822)
Appropriation from profit and loss account	-	-	1,720	-	1,623	1,147	4,490
Write-off of CTB Special Assets	-	-	-	-	(1,629)	-	(1,629)
Write-off of merger cost	-	-	-	-	(4,343)	-	(4,343)
At 30 September, 2006	**706**	**22**	**4,478**	**1,997**	**727**	**2,635**	**10,565**
At 31 March, 2005	-	**22**	**3,710**	**3,880**	**8,251**	**2,050**	**17,913**
.2 *Bank*							
At 1 April	-	-	3,480	3,880	6,762	2,050	16,172
Arising from merger	-	-	(952)	(1,061)	(2,266)	(562)	(4,841)
Transfer from share premium	706	-	-	-	-	-	706
Exchange difference in the period	-	-	-	(822)	-	-	(822)
Appropriation from profit and loss account	706	-	1,720	-	1,541	1,147	4,408
Write-off of CTB Special Assets	-	-	-	-	(1,629)	-	(1,629)
Write-off of merger related cost	-	-	-	-	(4,343)	-	(4,343)
At 30 September, 2006	**706**	-	**4,248**	**1,997**	**65**	**2,635**	**9,651**
At 31 March, 2005	-	-	**3,480**	**3,880**	**6,762**	**2,050**	**16,172**

.3 *Small Scale Industries Reserve.*

This is computed at 10% of profit after tax in accordance with Central Bank of Nigeria Guideline. As at 30 September, 2006, the Group has invested the sum of N 1.4 billion (2005- N 212 million) in SMEEIS.

.4 *Statutory Reserve*

The appropriation for the period represents 15% of the profit after tax in accordance with section 16 of the Banks and Other Financial Institution Act, CAP B3 LFN 2004.

Notes to the Financial Statements

for the period ended 30 September, 2006

	GROUP		BANK	
	18 Months ended 30 Sept. 2006 Nmillon	12 Months ended 31 March 2005 Nmillon	18 Month ended 30 Sept. 2006 Nmillon	12 Months ended 31 March 2005 Nmillon
17. SPECIAL RESERVE				
Transfer from share premium	14,085	-	14,085	-
Goodwill written off on consolidation	(14,085)	-	(14,085)	-
At 30 September	-	-	-	-
18. INTEREST AND DISCOUNT INCOME				
Non-bank sources:				
Interest on loans and advances	33,740	7,676	33,254	7,676
Interest on Government bonds	3,930	-	3,930	-
Discount income	2,461	5,617	2,461	5,617
Bank sources:				
Placement with local banks	11,430	291	11,430	291
Placement with foreign banks	6,132	872	6,132	872
	57,693	**14,456**	**57,207**	**14,456**
19. INTEREST EXPENSES				
Other banks in Nigeria	112	83	112	83
Customers and staff	26,842	3,407	24,767	3,407
	26,954	**3,490**	**24,879**	**3,490**
20. PROVISION FOR LOANS AND OTHER ACCOUNTS				
Loans and advances (note 5.4)	4,703	651	4,643	651
Non-performing investments	279	19	-	19
Other assets (note 6.3)	557	(630)	499	(630)
Quoted Investments (note 4.1)	32	-	32	-
	5,571	**40**	**5,174**	**40**
21 OTHER INCOME				
Commissions and charges	18,145	8,413	17,936	8,413
Fees	7,222	-	7,089	-
Foreign exchange earnings	1,354	445	1,354	445
Other income	6,033	2,775	2,493	2,192
	32,754	**11,633**	**28,872**	**11,050**

	GROUP		BANK	
	18 Months ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion	18 Month ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillon
22. PROFIT BEFORE TAXATION				
This is stated after charging/(crediting):				
Directors' emoluments				
- Nigeria operations	-	20	33	20
- Overseas operations	-	11	-	11
Auditors' remuneration	59	40	59	40
Directors' remuneration	149	46	132	46
Deposit insurance premium	2,861	1,324	2,861	1,324
Depreciation	3,756	1,412	3,706	1,402
(Profit)/Loss on sale of fixed assets	(14)	90	(14)	90

23. SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT

The following tables set out the profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the period ended

	Nigeria		United States		Total	
.1 *Profit and loss account*	2006 Nmillion	2005 Nmillion	2006 Nmillion	2005 Nmillion	2006 Nmillion	2005 Nmillion
Interest income	47,285	12,254	10,408	2,202	57,693	14,456
Interest expense	(20,654)	(2,735)	(6,300)	(755)	(26,954)	(3,490)
Net interest income	26,631	9,519	4,108	1,447	30,739	10,966
Fees and commissions received net	24,717	7,012	650	1,401	25,367	8,413
Income from foreign exchange transactions	(183)	427	1,537	18	1,354	445
Other operating income	5,992	1,769	41	1,006	6,033	2,775
Non-interest income	30,526	9,208	2,228	2,425	38,245	11,633
Net revenue	57,157	18,727	6,336	3,872	63,519	22,599
Operating expenses	(39,984)	(13,929)	(1,371)	(698)	(41,355)	(14,627)
Depreciation	(3,669)	(1,404)	(87)	(8)	(3,756)	(1,412)
Total cost	(43,653)	(15,333)	(1,458)	(706)	(45,111)	(16,039)
Operating profit before provision for loan losses	13,504	3,394	4,878	3,166	18,382	6,560
Loan loss and other provision	(5,571)	(40)	-	-	(5,571)	(40)
Profit before taxation	**7,933**	**3,354**	**4,878**	**3,166**	**12,811**	**6,520**
Total assets employed	725,899	168,056	158,238	82,727	884,137	250,783
Total risk weighted assets and contingents	-	93,000	-	56,431	-	149,431
Net interest margin(%)	56	78	39	66	96	72

23. SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT (CONTD.)

	Nigeria		United States		Total	
	2006	2005	2006	2005	2006	2005
	Nmillion	Nmillion	Nmillion	Nmillion	Nmillion	Nmillion
.2 Balance Sheet						
ASSETS						
Cash and short term funds	376,490	57,836	95,004	52,681	471,494	110,517
Treasury bills	182,039	59,832	25,302	-	207,341	59,832
Investments	21	1,149	-	-	21	1,149
Other investments	26,576	1,044	-	-	26,576	1,044
Loans and advances	72,596	38,029	37,300	29,581	109,896	67,610
Other assets	35,013	4,075	605	380	35,618	4,455
Fixed assets	33,164	6,091	27	85	33,191	6,176
	725,899	**168,056**	**158,238**	**82,727**	**884,137**	**250,783**
LIABILITIES						
Deposit and current accounts	622,807	148,095	153,328	57,015	776,135	205,110
Other liabilities	47,784	15,793	-	5,408	47,784	19,068
Taxation payable	1,612	1,890	32	645	1,644	2,535
Deferred taxation	1,502	1,073	-	-	1,502	1,073
Term loan	1,135	-	-	-	1,135	-
Dividend payable	7,102	-	-	-	7,102	1,878
	681,942	166,851	153,360	63,068	835,302	229,664
Borrowings	-	-	-	1,676	-	1,676
CAPITAL AND RESERVES						
Share capital	3,530	1,275	-	-	3,530	1,530
Share premium	23,209	-	-	-	23,209	-
Other reserves	10,565	17,913	-	-	10,565	17,913
Core capital	37,304	19,188	-	-	37,304	19,443
Fixed assets revaluation reserve	11,231	-	-	-	11,231	-
SHAREHOLDERS' FUNDS	**48,535**	**19,188**	-	-	**48,535**	**19,443**

MATURITY PROFILE OF ASSETS AND LIABILITIES

	0 - 30 days	1 - 3 months	3 - 6 months	6 - 12 months	Over 1 year	2006
ASSETS	**Nmillion**	**Nmillion**	**Nmillion**	**Nmillion**	**Nmillion**	**Nmillion**
Cash and short term funds	471,494	-	-	-	-	471,494
Treasury bills	-	207,341	-	-	-	207,341
Loans and advances	44,694	30,285	19,231	9,407	7,200	109,896
Investments	-	-	-	9,000	17,341	26,597
Other assets	-	-	-	-	35,662	35,618
Fixed assets	-	-	-	-	35,713	33,191
	516,188	237,626	19,231	18,407	95,916	884,137
LIABILITIES						
Deposit and current accounts	624,122	51,532	37,171	34,169	34,949	776,135
Other liabilities	-	-	-	-	41,976	47,784
Taxation payable	-	-	-	2,119	-	1,644
Deferred taxation	-	-	-	-	1,502	1,502
Dividend payable	-	-	-	7,102	-	7,102
Term loan	-	-	-	-	1,135	1,135
	624,122	51,532	37,171	43,390	79,562	835,302
Net liquidity gap as at 30 September	(107,934)	186,094	(17,940)	(24,983)	16,354	48,835
Assets as at 31 March 2005	174,942	44,258	8,969	578	30,133	258,880
Liabilities as at 31 March 2005	(158,993)	(65,699)	(877)	(2,890)	(2,767)	(231,226)
Net liquidity gap as at 31 March, 2005	**15,949**	**(21,441)**	**8,092**	**(2,312)**	**27,366**	**27,654**

25. OFF BALANCE SHEET ENGAGEMENTS

.1 The bank enters into various commitments in the normal course of business which are not reflected on the balance sheets and in respect of which there are corresponding obligations to the customers.

	GROUP		BANK	
	2006	2005	2006	2005
	Nmillion	Nmillion	Nmillion	Nmillion
These are as follows:				
Bonds and guarantees issued *to third parties*	62,789	38,292	62,789	38,292
Acceptances	48,620	18,847	48,620	18,847
Confirmed letters of credit and liabilities to customers thereon	55,775	24,682	55,775	24,682
	167,184	**81,821**	**167,184**	**81,821**

.2 There were contingent liabilities in respect of litigations against the bank for amount totalling N29.3billion for which no provisions have been made in the financial statements. The actions are being contested and Directors are of the opinion that no significant liabilities will arise therefrom.

.3 Judgement in the sum N6,238million was awarded against the Bank in the case of BTL industries Limited vs UBA Plc. The Bank is currently on appeal to the Supreme Court. The Supreme Court granted a stay of the judgement of the Court of Appeal on the condition that UBA Plc produces acceptable Bank guarantees to cover the entire judgement sum. The Directors are of the opinion that it is unlikely to have a material adverse effect on the Bank. However, a provision of N600million (2005:N500 million) has been made in these financial statements

.4 In the course of the period, United Bank for Africa Plc and Standard Trust Bank Plc concluded the merger arrangement that commenced in 2004/2005 financial year. The merger agreement specified that in order to protect the shareholders of STB Plc from suffering a reduction in the value of their investment in the post-merger UBA Plc and should the supreme court uphold the decision of the Court of Appeal, UBA Plc and STB Plc agreed as part of the *scheme of merger* that additional shares shall be issued to the shareholders (i.e. Shareholders of STB Plc prior to the merger) whose names appear in STB Plc register of shareholders as at the close of business on the terminal date.

The additional shares in the capital of the enlarged (post-merger) UBA Plc would be issued pro-rata to compensate the pre-merger shareholders of STB Plc for any disadvantage that they may have suffered in the valuation process by virtues of the contingent liability arising from thejudgement in the BTL suit not being taken into account in determining the value of pre-merger UBA Plc. Such shares will be issued by the post-merger UBA Plc within six months after the date of the Supreme Court judgement in the suit instituted against pre-merger UBA Plc by BTL Industries Limited.

26. CONTRAVENTION OF BANKS AND OTHER FINANCIAL INSTITUTION ACT, CAP B3 LFN 2004

The Bank did not contravene any provisions of BOFIA during the period ended 30 September, 2006

Notes to the Financial Statements

for the period ended 30 September, 2006

27. STAFF PENSION FUND SCHEME CONTRIBUTION

The Bank operated a defined contribution scheme for its employees which is managed by Pension Fund Administration companies. The scheme is funded by contribution from Employees and the Bank at 7.5% and 7.5% respectively and Employees have the option of making additional contributions to the scheme. The movement in the staff pension fund scheme contribution during the period ended was as follows:

	GROUP		BANK	
	18 Months ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion	18 Months ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion
At April	1,573	1,333	1,573	1,333
Contribution during the period	748	550	748	550
Payment during the period	(1,545)	(310)	(1,545)	(310)
At 30 September, 2006	776	1,573	776	1,573

28. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

.1 Directors' emoluments:

		BANK	
		2006 Nmillion	2005 Nmillion
i	Chairman	1.2	1.8
ii	Other Directors		
	Fees	2.5	5.4
	Other emolument	2.0	9.0
		4.5	14.4
	Emolument as executive	27.5	29.6
	Total	**33.2**	**45.8**
iii	Highest paid Directors	6.5	5.0

28. INFORMATION REGARDING DIRECTORS AND EMPLOYEES (CONTD.)

iv The number of Directors excluding the chairman whose emoluments were within the following ranges are:

	BANK	
	2006	2005
	Number	Number
Up to - N 10,000	[redacted]	-
N10,001 - N100,000		-
N300,001 - N400,000		-
Over - N600,000		15

.2 i The number of persons employed by the Bank during the period was as follows:

	GROUP		BANK	
	18 Months ended 30 Sept. 2006	12 Months ended 31 March 2005	18 Months ended 30 Sept. 2006	12 Months ended 31 March 2005
	Number	Number	Number	Number
General management	234	203	184	203
Senior staff	1,811	2,698	1,795	2,698
Junior staff	2,614	886	2,589	886
	4,659	3,787	4,568	3,787

ii **Staff Costs are as follows:**

	GROUP		BANK	
	18 Months ended 30 Sept. 2006	12 Months ended 31 March 2005	18 Months ended 30 Sept. 2006	12 Months ended 31 March 2005
	NMillion	NMillion	NMillion	NMillion
Wages and salaries	8,032	4,597	7,789	4,597
Staff welfare	8,654	1,520	8,595	1,520
Pension costs	750	550	748	550
	17,436	6,667	17,132	6,667

28. INFORMATION REGARDING DIRECTORS AND EMPLOYEES (CONT'D)

iii ***Employees remunerated at higher rates excluding directors***

The number of employees in receipt of emoluments, excluding allowances, and pension contributions within the following ranges were:

	GROUP		BANK	
	18 Months ended 30 Sept. 2006 Number	12 Months ended 31 March 2005 Number	18 Months ended 30 Sept. 2006 Number	12 Months ended 31 March 2005 Number
160,001 - 170,000	141	3,787	120	3,787
220,001 - 230,000	43	-	20	-
240,001 - 250,000	113	-	111	-
300,001 - 310,000	2	-	2	-
470,001 - 480,000	2	-	2	-
500,001 and above	2,968	-	2,948	-

29. RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

	GROUP		BANK	
	18 Months ended 30 Sept. 2006 NMillion	12 Months ended 31 March 2005 NMillion	18 Months ended 30 Sept. 2006 NMillion	12 Months ended 31 March 2005 NMillion
Profit after tax	11,550	4,921	11,468	4,653
Adjustments to reconcile profit after tax to net cash provided by operating activities				
Depreciation of fixed assets	3,756	1,412	3,706	1,402
Provision for bad and doubtful accounts	5,571	40	5,174	40
Provision for deferred taxes	432	(33)	429	(33)
Increase/(decrease) in corporate tax	829	114	617	163
(Profit)/Loss on disposal of fixed assets	(14)	90	(14)	90
Changes in assets and liabilities				
Increase in loans and advances	(47,730)	(11,474)	(44,950)	(11,474)
Increase in other assets	(31,845)	10,888	(29,014)	9,434
Increase in deposit and current accounts	571,025	53,181	552,297	53,181
Decrease in exchange reserves	-	(3,175)	-	(3,175)
Decrease in borrowing/term loan	(541)	(1,709)	(541)	(1,709)
Increase / (decrease) in other liabilities	28,716	(13,050)	16,120	(11,466)
Net cash flow from operating activities before changes in operating assets	**541,749**	**41,205**	**515,292**	**41,106**

30. RELATED PARTY TRANSACTIONS

- Some of the Banks' Directors are also Directors of other companies with whom the Bank does business. All such transactions are conducted at arm's length.
- All loans to Directors and Companies in which they are also Directors are listed on Note 30.1

Notes to the Financial Statements
for the period ended 30 Septmber, 2006

30.1 **Related parties cont'd**

S/N	Customer Name	Account Number	Relationship to Reporting Institution	Date Granted	Expiry Date	Authorised Credit	Balance as at Sept. 30, 2006	Performing	Non-performing	Rate of Interest	Perfected Security and Nature	Value
						N	N	N	N			
1	RESOURCERY LTD.	03420030006082	Director's Brother- Junaid Dikko	31-03-04	29-04-05	420,000,000	539,661,921	-	539,661,921	30	PG N26M, INDEMNITY, LIEN	420,000,000
2	RESOURCERY LTD.	03420030006280	Director's Brother- Junaid Dikko	29-09-04	27-01-06	-	1,174,875	-	1,174,875	31	PG N26M, INDEMNITY, LIEN	-
3	RESOURCERY LTD.	03420030006495	Director's Brother- Junaid Dikko	31-12-04	31-03-05	-	84,910,186	-	84,910,186	32	PG N26M, INDEMNITY, LIEN	260,000,000
4	TRIPLE EDGE NIG. LTD.	TL034200010003	Director's Brother- Junaid Dikko	18-05-06	18-10-07	82,743,000	68,952,958	68,952,958	-	19	DEBENTURE, PERSONAL GUARANTEE	82,743,549
5	TRIPLE EDGE NIG. LTD.	LN099900000092	Director's Brother- Junaid Dikko	1-02-04	1-11-07	50,000,000	19,756,507	19,756,507	-	20	DEBENTURE, PERSONAL GUARANTEE	29,668,061
6	E M WEST AFRICA	1932010005994	Director's Brother-	13-09-06	13-06-08	151,932,000	72,758,422	72,758,422	-	11.33	DEBENTURE	201,000,000
	TOTAL					704,675,000	787,214,868	161,467,887	625,746,981			

31. EARNINGS PER SHARE

	GROUP		BANK	
	18 Months ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion	18 Months ended 30 Sept. 2006 Nmillion	12 Months ended 31 March 2005 Nmillion
Profit attributable to shareholders of the bank	11,550	4,921	11,468	4,653
Weighted average number of ordinary shares in issue (in million)	6,169	1,868	6,169	1,868
Basic earnings per share (kobo)	187k	263k	186k	249k

Earnings per share relates to equity in issue derived during the period. A total of 4 billion ordinary shares of 50 kobo each of United Bank for Africa Plc. were alloted to shareholders of former Standard Trust Bank Plc in exchange for 8 billion ordinary shares of 50 kobo each, in line with the Scheme of Merger on 1 August, 2005.

32. COMPARATIVE FIGURES

Comparative figures represents the balances of pre-merger UBA Plc as at 31 March, 2005

Group Statement of Value Added

for the period ended 30 September, 2006

	18 Months ended 30 September 2006 ₦million	%	12 Months ended 31March 2005 ₦million	%
Gross earnings	90,447		26,089	
Interest expenses	(26,954)		(3,490)	
	63,493		22,599	
Overheads and payment forother services				
Local	(18,330)		(4,226)	
Foreign	(5,546)		(3,560)	
Provision for risk assets	(5,571)		(40)	
Value added	**34,046**	**100**	**14,773**	**100**
Applied as follows:				
In payment of employees:				
Salaries, bonus, gratuities and other benefits	17,479	51	6,841	46
In payments to providers of capital:				
Dividend to shareholders	7,060	21	1,836	12
In payment to government:				
Taxation	829	2	1,632	11
Deferred taxation	432	1	(33)	
Retained for future replacement of assets and expansion of business:				
Depreciation	3,756	11	1,412	10
Profit re-invested in the business	4,490	13	3,085	21
	34,046	**100**	**14,773**	**100**

Value added is the wealth created by the efforts of the Bank and its Employees and its allocation between employees, shareholders, government and re-investment for the future creation of more wealth.

Bank Statement of Value Added

for the period ended 30 September, 2006

	18 Months ended 30 September 2006 Nmillion	%	12 Months ended 31March 2005 Nmillion	%
Gross earnings	86,079		26,089	
Interest expenses	(26,954)		3,490)	
	59,125		22,599	
Overheads and payment for other services				
Local	(14,706)		(4,674)	
Foreign	(5,546)		(3,560)	
Provision for risk assets	(5,174)		(40)	
Value added	**33,699**	**100**	**14,325**	**100**
Applied as follows:				
In payment of employees:				
Salaries, bonus, gratuities and other benefits	17,479	52	6,684	47
In payments to providers of capital:				
Dividend to shareholders	7,060	21	1,836	13
In payment to Government:				
Taxation	617	2	1,619	11
Deferred Taxation	429	1	(33)	-
Retained for future replacement of assets and expansion of business:				
Depreciation	3,706	11	1,402	10
Profit re-invested in the business	4,408	13	2,817	20
	33,699	**100**	**14,325**	**100**

Value added is the wealth created by the efforts of the Bank and its Employees and its allocation between employees, shareholders, government and re-investment for the future creation of more wealth.

Group Five Year Financial Summary

	30 September 2006 Nmillion	2005 Nmillion	31 March 2004 Nmillion	2003 Nmillion	2002 Nmillion
ASSETS					
Cash and short term funds	471,494	110,517	90,209	92,999	103,870
Treasury bills	207,341	59,832	40,497	31,448	30,268
Investments	26,597	2,193	3,460	2,173	1,017
Loans and advances	109,896	67,610	56,136	46,076	40,135
Other assets	35,618	4,455	15,343	25,579	19,998
Fixed assets	33,191	6,176	6,379	5,596	4,908
	884,137	**250,783**	**212,024**	**203,871**	**200,196**
LIABILITIES					
Deposit and current accounts	776,135	205,110	151,929	142,427	131,866
Other liabilities	47,784	20,946	33,700	43,669	55,996
Taxation payable	1,644	2,535	2,373	884	364
Deferred taxation	1,502	1,073	1,104	1,990	1,343
Dividend payable	7,102	-	-	-	-
Term loan	1,135	-	-	-	-
	835,302	229,664	189,106	188,970	189,569
BORROWINGS	-	1,676	3,385	-	-
CAPITAL AND RESERVES					
Share capital	3,530	1,530	1,275	1,275	850
Share premium	23,209	-	-	-	-
Other reserves	10,565	17,913	18,258	13,626	9,777
Core capital	37,304	19,443	19,533	14,901	10,627
Fixed assets revaluation reserve	11,231	-	-	-	-
SHAREHOLDERS' FUNDS	48,535	19,443	19,533	14,901	10,627
Minority interest	300	-	-	-	-
	884,137	**250,783**	**212,024**	**203,871**	**200,196**
Gross earnings	90,477	26,089	24,510	24,194	22,521
Profit before taxation	12,811	6,520	6,010	5,128	2,472
Taxation	(1,261)	(1,599)	(1,485)	(1,848)	(906)
Profit after taxation	11,550	4,921	4,525	3,280	1,566
Transfer to reserves	(4,490)	(3,085)	(2,995)	(2,132)	(1,056)
Dividend (Gross)	(7,060)	(1,836)	(1,530)	(1,148)	(510)
Earnings per share (basic)	187k	263k	164k	117k	80k
Dividend per share (actual)	100k	60k	60k	45k	30k
Dividend per share (adjusted)	100k	26k	22k	16k	7k
Dividend cover (times)	2	3	3	3	3

Earnings and dividend per share are based on 7,060,000,000 units of ordinary shares of 50 kobo each

Bank Five Year Financial Summary

	30 September 2006 Nmillion	2005 Nmillion	31 March 2004 Nmillion	2003 Nmillion	2002 Nmillion
ASSETS					
Cash and short term funds	464,105	109,716	89,820	92,615	103,314
Treasury bills	201,992	58,444	40,497	30,490	30,268
Investments	13,030	2,835	2,387	2,049	944
Loans and advances	107,194	67,610	56,136	46,076	40,135
Other assets	32,694	4,169	13,603	24,176	19,125
Fixed assets	32,226	6,154	6,363	5,589	4,894
	851,241	**248,928**	**208,806**	**200,995**	**198,680**
LIABILITIES					
Deposit and current accounts	757,407	205,110	151,929	142,427	131,866
Other liabilities	35,118	20,876	32,051	41,994	55,403
Taxation payable	1,359	2,494	2,279	884	364
Deferred taxation	1,499	1,070	1,103	1,923	1,265
Dividend payable	7,102	-	-	-	-
Term Loan	1,135	-	-	-	-
	803,620	229,550	187,362	187,228	188,898
BORROWINGS	-	1,676	3,385	-	-
CAPITAL AND RESERVES					
Share capital	3,530	1,530	1,275	1,275	850
Share premium	23,209	-	-	-	-
Reserve for bonus issue	-	-	255	-	425
Other reserves	9,651	16,172	16,529	12,492	8,507
Core capital	36,390	17,702	18,059	13,767	9,782
Fixed assets revaluation reserve	11,231	-	-	-	-
SHAREHOLDERS' FUNDS	47,621	17,702	18,059	13,767	9,782
	851,241	**248,928**	**208,806**	**200,995**	**198,680**
Minority interest	300	-	-	-	-
	851,541	**248,928**	**208,806**	**200,995**	**198,680**
Gross earnings	86,079	25,506	23,928	23,720	22,112
Profit before taxation	12,514	6,239	5,608	4,816	2,238
Taxation	(1,046)	(1,586)	(1,423)	(1,827)	(877)
Profit after taxation	11,468	4,653	4,185	2,989	1,361
Transfer to reserves	(4,408)	(2,817)	(2,655)	(1,841)	(851)
Dividend	(7,060)	(1,836)	(1,530)	(1,148)	(510)
Earnings per share (basic)	186k	249k	164k	117k	80k
Dividend per share (actual)	100k	60k	60k	45k	30k
Dividend per share (adjusted)	100k	26k	22k	16k	7k
Dividend cover (times)	2	3	3	3	3

Earnings and dividend per share are based on 7,060,000,000 units of ordinary shares of 50 kobo each

Shareholder's Information

A SHAREHOLDING STRUCTURE

The authorized share capital of the bank is ₦6,000,000,000 made up of 12,000,000,000 Ordinary shares of 50kobo each.

The issued and paid up share capital of the Bank as at September 30, 2006 was N3,530,000,000 made up of 7,060,000,000 Ordinary shares of 50kobo each . The breakdown of shareholders was as follows :-

Ordinary Shares of 50K each

	Number of Shares held	**%**
Nigerian Citizens and Associations	6,423,593,962	90.99
*Stanbic Nominees Nigeria Limited	562,966,038	7.97
Monte del Paschi di Siena, Italy	73,440,000	1.04
	7,060,000,000	**100.00**

*Of this number, Stanbic Nominees Nigeria Limited held 440,150,687 units (6.23%) as Custodian under the Bank's GDR Programme.

B. HISTORY OF CAPITALISATION

DATE	AUTHORISED	ISSUED & FULLY PAID CAPITAL	CONSIDERATION	
	N	N		
Feb. 23, 1961	4,000,000	4,000,000	Cash	
Jan. 3, 1970	6,000,000	4,000,000	-	
Nov. 24, 1970	6,000,000	4,500,000	Cash	(1)
July 24, 1973	10,000,000	6,000,000	Bonus (1:3)	
July 2, 1974	10,000,000	8,000,000	Bonus (1:3)	
July 9, 1975	20,000,000	10,000,000	Bonus(1:4)	
Mar. 9, 1977	20,000,000	15,000,000	Bonus(1:2)	
July 27, 1977	30,000,000	20,000,000	Bonus(1:3)	
Aug. 2, 1978	50,000,000	30,000,000	Bonus(1:2)	
July 28, 1981	100,000,000	65,000,000	Bonus(1:6)	(2)
July 28, 1982	100,000,000	70,000,000	Bonus(1:7)	
July 27, 1983	100,000,000	75,000,000	Bonus (1:8)	
July 30, 1986	100,000,000	75,000,000	Bonus (2:3)	(3)
July 25, 1990	200,000,000	100,000,000	Bonus (1:3)	
July 24, 1991	200,000,000	100,000,000	-	(4)
Sept. 8, 1994	300,000,000	300,000,000	Bonus (2:1)	
Oct. 16, 1997	1,000,000,000	500,000,000	Bonus (2:3)	
Aug. 3, 2000	1,000,000,000	850,000,000	Bonus (7:10)	
Aug. 3, 2002	2,000,000,000	1,275,000,000	Bonus (1:2)	
Sept. 30, 2004	6,000,000,000	1,530,000,000	Bonus (1:5)	
Aug. 1, 2005	6,000,000,000	3,530,000,000	Merger with STB	(5)

(1) Public issue.

(2) 30 million non-voting cumulative Redeemable Preference shares of N1 each created andsubsequently issued in addition to the bonus issue.

(3) Re- denomination of 30 million shares of N1 each as 30 million Ordinary shares of N1 each .

(4) Stock split from N1 to 50k shares .

(5) Issue of 4billion ordinary shares of 50kobo each in exchange for 8 billion ordinary shares of old STB Plc as contained in scheme of merger.

C. TEN YEAR DIVIDEND HISTORY

DIV NO	YEAR ENDED	DATE DECLARE	TOTAL AMOUNT (N'000)	DIVIDEND PER SHARE	% OF ISSUED CAPITAL
43	MARCH 31, 1996	OCT. 17, 1996	200,000	33K	67%
44	MARCH 31, 1997	OCT 16. 1997	60,000	10K	20%
45	MARCH 31, 1998	DEC. 3, 1998	300,000	30K	60%
46	MARCH 31, 1999	OCT 12, 1999	580,000	58K	116%
47	MARCH 31, 2000	AUG. 3, 2000	850,000	85K	170%
48	MARCH 31, 2001	AUG. 2, 2001	425,000	25K	50%
49	MARCH 31, 2002	AUG. 1, 2002	510,000	30K	60%
50	MARCH 31, 2003	AUG.8, 2003	1,148,000	45K	90%
51	MARCH 31, 2004	SEP. 30, 2004	1,530,000	60K	120%
52	MARCH 31, 2005	JUL. 22, 2005	1,836,000	60K	120%

Notes

Proxy Form

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND IS TO BE USED AT THE ANNUAL GENERAL MEETING TO BE HELD ON WEDNESDAY JANUARY 31, 2007.

I/We..

of..

being a member of United Bank for Africa Plc, do hereby appoint

....

or failing him, the Chairman of the meeting as my/our proxy to act and vote for me/us on my/our behalf at the Annual General Meeting of the Bank holding on Wednesday, January 31 2007 at 11.00 am or at any adjournment thereof.

Dated this ....day of........................2007

Shareholder's Signature(s).............................

NOTE:

1. A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy in his/her stead. All proxies should be deposited at the Office of the Registrar, UBA Registrars, Raymond House, 95/105 Broad Street, Lagos, not less than 48 hours before the time for holding the meeting.
2. The Chairman of the meeting has been entered on the Proxy Form to ensure that someone will be at the Meeting to act as your proxy, but if you wish, you may insert in the blank space marked on the proxy form the name of any person whether a member of the Company or not who will attend the meeting and vote on your behalf instead of the chairman of the meeting.
3. If the shareholder is a corporation, this form must be under its common seal or under the hand of a duly authorized attorney.

S/N	ORDINARY BUSINESS	FOR	AGAINST
1.	To receive the Accounts and the Reports		
2	To declare a dividend		
3.	To elect/ re-elect Directors		
4.	To appoint Auditors		
5	To authorize the Directors to fix the remuneration of the Auditors		
6	To elect members of the Audit Committee		
	SPECIAL BUSINESS		
7	To declare bonus shares		
8	To authorize the Directors to issue shares		
9.	To authorize Directors to convert convertible loans from international investors into ordinary shares of the Bank on such terms and price they deem fit.		

Please indicate with an "X" in the appropriate box how you wish your votes to be cast on the resolutions set out above. Unless otherwise instructed, the proxy will vote or abstain from voting at his/her discretion.

Before delivering/posting the above proxy form, please tear off this part **Admission Card** and retain it for admission to the meeting.

ADMISSION CARD UBA PLC

UNITED BANK FOR AFRICA PLC

45th ANNUAL GENERAL MEETING

PLEASE ADMIT ONLY THE SHAREHOLDER NAMED ON THIS CARD OR HIS DULY APPOINTED PROXY TO THE 45TH ANNUAL GENERAL MEETING OF UNITED BANK FOR AFRICA PLC BEING HELD AT GRAND HOTEL, ASABA ON WEDNESDAY JANUARY 31, 2007, AT 11.00 AM.

NAME OF SHAREHOLDER /PROXY...**SIGNATURE**..

ADDRESS...

THIS CARD IS TO BE SIGNED AT THE VENUE IN THE PRESENCE OF THE REIGISTRAR

Notes


UBA No Wahala Loan
UBA Professional Account &
Employee Savings Account
UBA Asset Loan
UBA Executive Loan
UBA Global Mar
UBA Savings Account
UBA Borrowing Against Shares
UBA Home Loan
www.ubagroup.com

www.ubagroup.com

Head Office: UBA House, 57 Marina, Lagos, Nigeria